U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 3)
Please place an ✓ in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:
Securities Act Rule 801 (Rights Offering) ☐
Securities Act Rule 802 (Exchange Offer) ☑
Exchange Act Rule 13e-14(h)(8) (Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐
Exchange Act Rule 14e-2(d) (Subject Company Response) ☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐
ENERFLEX SYSTEMS INCOME FUND

(Name of Subject Company)
N/A

(Translation of Subject Company’s Name into English)
ALBERTA, CANADA

(Jurisdiction of Subject Company’s Incorporation or Organization)
TOROMONT INDUSTRIES LTD.

(Name of Person(s) Furnishing Form)
COMMON SHARES

(Title of Class of Subject Securities)
891102

(CUSIP Number of Class of Securities (if applicable)
David Wetherald
Toromont Industries Ltd.
3131 Hwy 7 W
Concord, Ontario L4K 1B7
(416) 667-5773
(Facsimile) (416) 667-5555
with a copy to:
Gerald D. Shepherd, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 308-8866
(Facsimile) (212) 308-0132

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Received Notices and Communications on Behalf of Person Furnishing Form
November 16, 2009

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
(a)	The disclosure documents set forth below are attached immediately following this page:
1.	Press Release, dated November 12, 2009.[1]
2.	Letter, dated November 16, 2009, from Toromont Industries Ltd. to Beneficial Enerflex Unitholders.[1]
3.	Letter, dated November 16, 2009, from Toromont Industries Ltd. to Registered Enerflex Unitholders.[1]

4.	Offer to Purchase and Circular, dated November 16, 2009.[1]

5.	Letter of Transmittal.[1]

6.	Notice of Guaranteed Delivery.[1]

7.	Notice of Variation and Extension, dated January 7, 2010.
(b)	Not applicable.
Item 2. Informational Legends
Legends required by Rule 802(b) under the Securities Act of 1933, as amended, have been included in the offering documents described in Part I Item 1(a)(4) and Part I Item 1(a)(7), above.

1	Previously furnished on the filing person’s Form CB submitted to the U.S. Securities and Exchange Commission (the “SEC”) on November 17, 2009.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

January 7, 2010

NOTICE OF VARIATION AND EXTENSION
by

TOROMONT INDUSTRIES LTD.

of its

OFFER TO PURCHASE

all of the outstanding Trust Units
(together with associated rights under the unitholder rights plan) of

ENERFLEX SYSTEMS INCOME FUND

on the revised basis of, at the election of each holder,
(a) $14.25 in cash; or
(b) 0.5382 of a Toromont common share and $0.05 in cash
for each Trust Unit of Enerflex Systems Income Fund
subject, in each case, to pro ration as set out in the Offer

Toromont Industries Ltd. (“Toromont”) hereby gives notice that it is amending its offer (the “Original Offer”) dated November 16, 2009 to purchase all of the outstanding trust units of Enerflex Systems Income Fund (“Enerflex”) together with any associated rights (the “URP Rights”) under the unitholder rights plan of Enerflex (together, the “Trust Units”) and all of the issued and outstanding class B limited partnership units (the “Exchangeable LP Units” and, together with the Trust Units, the “Units”) of Enerflex Holdings Limited Partnership (“Enerflex LP”), other than any Units owned directly or indirectly by Toromont or its affiliates, including all Units that may be issued after the date of the Original Offer but before the Expiry Time (as defined below) upon the exercise, exchange or conversion of any options or other securities of Enerflex, Enerflex LP or their respective affiliates (other than URP Rights) that are exercisable or exchangeable for or convertible into Units, in order to, among other things: (i) increase the price offered for Units; (ii) extend the Original Offer to 8:00 p.m. (Toronto time) on January 20, 2010; (iii) revise the conditions of the Original Offer; and (iv) provide additional disclosure with respect to certain matters.

THE OFFER HAS BEEN AMENDED AND EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO TIME) ON JANUARY 20, 2010, UNLESS FURTHER EXTENDED OR WITHDRAWN.

THE BOARD OF DIRECTORS OF ENERFLEX HOLDINGS GENERAL PARTNER LTD. HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS IN THE BEST INTERESTS OF ENERFLEX AND THE UNITHOLDERS (OTHER THAN TOROMONT) AND HAS UNANIMOUSLY RECOMMENDED THAT UNITHOLDERS (OTHER THAN TOROMONT) ACCEPT THE OFFER.

Toromont has entered into a lock-up agreement with all of the directors and officers of Enerflex Holdings General Partner Ltd. pursuant to which such persons have agreed to deposit under the Offer all Units held or acquired by them. Toromont has also entered into lock-up agreements with two significant institutional Trust Unit holders. The Units covered by these lock-up agreements and the Trust Units owned by Toromont represent, in the aggregate, approximately 36.4% of the outstanding Trust Units on a fully-diluted basis as at December 17, 2009 (assuming the exercise of all Options).

This Notice of Variation and Extension should be read in conjunction with the Original Offer and accompanying circular dated November 16, 2009 (the “Original Circular” and, together with the Original Offer, the “Original Offer and Circular”). The Original Offer and Circular and this Notice of Variation and Extension together constitute the “Offer and Circular”. Except as otherwise set forth herein, the terms and conditions previously set forth in the Original Offer and Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects. All references to the “Offer” in the Original Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Variation and Extension mean the Original Offer as amended hereby, and all references in such documents to the “Circular” mean the Original Circular as amended hereby. Unless the context requires otherwise, capitalized terms used herein but not defined herein that are defined in the Offer and Circular have the respective meanings given to them in the Original Offer and Circular.

Unitholders who have validly deposited and not withdrawn their Units need take no further action to accept the Offer. Unitholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal (printed on yellow paper) that accompanied the Original Offer and Circular (or a manually executed facsimile thereof) and deposit it, together with the certificate(s) representing their Units and all other required documents, with CIBC Mellon Trust Company (the “Depositary”) at its office specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Unitholders may also accept the Offer by following the procedure for guaranteed delivery set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery (printed on pink paper) that accompanied the Original Offer and Circular. Alternatively, Trust Unitholders may accept the Offer by following the procedures for book-entry transfer of Trust Units set forth in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”. Persons whose Units are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

All payments under the Offer will be made in Canadian dollars. Unitholders will not be required to pay any fee or commission if they accept the Offer by depositing their Units directly with the Depositary or if they make use of the services of a Soliciting Dealer to accept the Offer (other than brokerage commissions and other expenses in connection with the sale of Toromont Shares on behalf of Ineligible US Unitholders through the facilities of the TSX).

Questions and requests for assistance may be directed to the information agent for the Offer, Kingsdale Shareholder Services Inc. (the “Information Agent”), whose contact details are provided on the back cover of this document. Additional copies of this document, the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent and are accessible on Toromont’s website at www.toromont.com and under the corporate profiles of Enerflex and Enerflex LP on the Canadian Securities Administrators’ website at www.sedar.com. The foregoing website addresses are provided for information purposes only and no information contained on, or accessible from, the foregoing websites is incorporated by reference herein.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in the Offer and Circular, and, if given or made, such information or representation must not be relied upon as having been authorized by Toromont, the Information Agent, the Depositary or the Dealer Managers.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Unitholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Toromont may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Unitholders in any such jurisdiction.

CURRENCY

All dollar references in this Notice of Variation and Extension are in Canadian dollars, except where otherwise indicated.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained herein, including any information as to our future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. Words such as “plans”, “intends”, “expects”, “estimates”, “believes”, “likely”, “should”, “could”, “will”, “may” and similar expressions are intended to identify forward-looking statements. By their nature, forward-looking statements are subject to risks and uncertainties which may be beyond Toromont’s ability to control or predict. Actual results or events could differ materially from those expressed or implied by the forward-looking statements. Factors that could cause actual results or events to differ from current expectations include, among others: business cycle risk, including general economic and industry conditions in the countries in which Toromont operates; risk of commodity price changes, including precious and base metals and natural gas; risk of changes in foreign exchange rates, including the Cdn$/US$ exchange rate; risk of equipment product acceptance and availability of supply of such products; risk of increased competition; credit risk related to financial instruments; risk of additional costs associated with warranties and maintenance contracts; interest rate risk on financing arrangements; risk of availability of financing; risk of the failure to meet certain conditions of the Offer and/or to obtain required approvals, consents or clearances from government authorities on a timely basis or at all; risk of legislative and/or regulatory changes; risk related to the integration of Enerflex’s operations with those of Toromont and/or its affiliates; risk of disruptions in business operations due to reorganization activities; and the other risks and uncertainties identified in Section 15 of the Circular, “Risk Factors”. Other factors, risks and uncertainties not presently known to Toromont or that Toromont currently believes are not material could also cause actual results or events to differ materially from those expressed or implied by forward-looking statements. Forward-looking statements are based on current expectations and are influenced by management’s historical experience, perception of trends and current business conditions, expected future developments and other factors which management considers appropriate. Readers are cautioned not to put undue reliance on forward-looking statements, which are given as of the date of this document. Toromont disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

NOTICE TO UNITHOLDERS IN THE UNITED STATES

The Toromont Shares offered under the Offer are being offered pursuant to an exemption from the registration requirements of the US Securities Act of 1933, as amended (the “US Securities Act”), provided by Rule 802 thereunder. No Toromont Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Toromont is satisfied that such Toromont Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the US Securities Act and the securities laws of the relevant US state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Toromont in its sole discretion, and without subjecting Toromont to any registration, reporting or similar requirements. Without limitation of the foregoing, except as may be otherwise determined by Toromont in its sole discretion, Toromont Shares will not be delivered to or for the account or for the benefit of Ineligible US Unitholders.

Ineligible US Unitholders that would otherwise receive Toromont Shares in exchange for their Units may, at the sole discretion of Toromont, have such Toromont Shares issued on their behalf to a selling agent, which shall, as agent for such Unitholders (and without liability except for gross negligence or wilful misconduct), as expeditiously as is commercially reasonable thereafter, sell such Toromont Shares on their behalf through the facilities of the TSX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Unitholders. Each Unitholder for whom Toromont Shares are sold by the selling agent will receive an amount equal to such Unitholder’s pro rata interest in the net proceeds of sales of all Toromont Shares so sold by the selling agent. Toromont will have no liability for any such proceeds received or the remittance thereof to such Unitholders.

All Ineligible US Unitholders must notify their broker, financial advisor, financial institution or other nominee through which their Units are held of their status as an Ineligible US Unitholder. Failure by an Ineligible US Unitholder to

i

inform such Unitholder’s broker, financial advisor, financial institution or other nominee through which such Unitholder’s Units are held of such Unitholder’s status as an Ineligible US Unitholder prior to the Expiry Time will be deemed to be a certification that such Unitholder is not a resident of a US state who is not an exempt ’institutional investor” within the meaning of the securities laws and regulations of the subject state of which such Unitholder is a resident. Any Unitholder in the United States that deposits Units using a Letter of Transmittal that does not indicate whether such Unitholder is an Ineligible US Unitholder will be deemed to have certified that such Unitholder is not an Ineligible US Unitholder.

The Offer is made for the securities of Canadian issuers and this document has been prepared in accordance with the disclosure requirements of Canada. Unitholders should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference in this document have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to the financial statements of United States companies.

The enforcement by Unitholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Toromont is incorporated under the federal laws of Canada, that a majority of Toromont’s officers and directors are residents of Canada, that the Information Agent, the Depositary and the Dealer Managers and some or all of the experts named herein may be residents of jurisdictions outside of the United States, and that all or a substantial portion of the assets of Toromont and of the above mentioned persons may be located outside of the United States. You may not be able to sue Toromont or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel Toromont or its officers or directors to subject themselves to a US court’s judgment.

Toromont Shares issued to Unitholders under the Offer will be “restricted securities” within the meaning of Rule 144 under the US Securities Act to the same extent and proportion that Units deposited by such Unitholders under the Offer are “restricted securities”. Accordingly, if you deposit Units under the Offer that bear a US Securities Act restrictive legend, any Toromont Shares issued to you in exchange for such Units shall also bear a US Securities Act restrictive legend.

You should be aware that Toromont or its affiliates, directly or indirectly, may bid for and make purchases of Units during the period of the Offer, as permitted by applicable Canadian or provincial laws or regulations. See Section 12 of the Offer, “Market Purchases”.

Unitholders in the United States should be aware that the disposition of Units and the acquisition of Toromont Shares by them as described in the Offer and Circular may have tax consequences both in the United States and in Canada. Only certain of the Canadian tax consequences are described in the Original Offer and Circular and such Unitholders are encouraged to consult their tax advisors with respect to both the United States and Canadian tax consequences of the disposition of Units and the acquisition of Toromont Shares. See Section 19 of the Original Circular, “Certain Canadian Federal Income Tax Considerations”.

THE SECURITIES OFFERED UNDER THE OFFER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS ANY SUCH SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE ORIGINAL OFFER AND CIRCULAR, AS AMENDED BY THIS NOTICE OF VARIATION AND EXTENSION. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

ii

NOTICE TO HOLDERS OF OPTIONS

The Offer, as amended by this Notice of Variation and Extension, is made only for Units and is not made for any Options or other Convertible Securities. In the Support Agreement, Enerflex has represented to Toromont that there are no Convertible Securities, other than the Options. Any holder of Options that wishes to accept the Offer must exercise such Options in order to obtain certificates representing Units sufficiently in advance of the Expiry Time to ensure that the holder of such Options will have the certificates available for deposit prior to the Expiry Time or to otherwise comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”. In certain circumstances, the holders of the Options may be permitted to exercise their Options for Units for the purpose of depositing such Units under the Offer on the condition that such Units are taken up under the Offer. See Section 3 of the Offer, “Manner of Acceptance — Letter of Transmittal — Holders of Convertible Securities”. In the Support Agreement, Toromont has agreed that holders of Options will be permitted to conditionally exercise their Options and deposit the underlying Trust Units under the Offer, conditional upon Toromont taking up Units under the Offer. Pursuant to the Management Lock-Up Agreement, each of the Management Locked-Up Unitholders has agreed to exercise (conditionally or otherwise) all the Options, if any, held by him or her and to deposit to the Offer the Trust Units acquired on such exercise. Enerflex has advised Toromont that the Management Locked-Up Unitholders hold all of the outstanding Options.

The tax consequences to holders of Options of exercising such Options are not described in the Offer and Circular. Holders of Options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or to not exercise their Options.

INFORMATION CONCERNING ENERFLEX AND ENERFLEX LP

Except as otherwise indicated, the information concerning Enerflex and Enerflex LP contained in this document has been taken from or is based upon Enerflex’s public disclosure on file with Canadian securities regulatory authorities. Although Toromont does not have any knowledge that would indicate that any information or statements contained in this document concerning Enerflex or Enerflex LP taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made, neither Toromont nor its directors or officers have verified, nor do they assume any responsibility for, the accuracy or completeness of such information or statements or for any failure by Enerflex or Enerflex LP to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to Toromont. Except as otherwise indicated, information concerning Enerflex and Enerflex LP contained in the Original Offer and Circular is given based on information in Enerflex’s public disclosure available as of November 13, 2009, and information concerning Enerflex and Enerflex LP contained in this Notice of Variation and Extension is given as of December 31, 2009. All references to the number of Trust Units outstanding on a fully-diluted basis as at December 17, 2009 are based on representations made by Enerflex in the Support Agreement.

iii

NOTICE OF VARIATION AND EXTENSION

January 7, 2010

TO: THE HOLDERS OF TRUST UNITS AND EXCHANGEABLE LP UNITS

This Notice of Variation and Extension amends and supplements the Original Offer and Circular dated November 16, 2009 pursuant to which Toromont is offering to purchase, on the terms and subject to the conditions contained therein, all of the outstanding Units, other than any Units owned directly or indirectly by Toromont or its affiliates, including all Units issued after the date of the Original Offer but before the Expiry Time upon the exercise, exchange or conversion of any Options or other securities of Enerflex, Enerflex LP or their respective affiliates (other than URP Rights) that are exercisable or exchangeable for or convertible into Units, as well as the Letter of Transmittal and Notice of Guaranteed Delivery.

Except as otherwise set forth in this Notice of Variation and Extension, the terms and conditions previously set forth in the Original Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects. This Notice of Variation and Extension should be read in conjunction with the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

All references to the “Offer” in the Original Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Variation and Extension mean the Original Offer as amended hereby and all references in such documents to the “Circular” mean the Original Circular as amended hereby. Unless the context otherwise requires, capitalized terms used in this Notice of Variation and Extension but not defined herein that are defined in the Original Offer and Circular have the respective meanings given to them in the Original Offer and Circular.

1.	Increase in Offer Price

Toromont has varied the Original Offer by increasing the price offered to Unitholders from, at the election of the holder, $13.50 in cash or 0.5098 of a Toromont Share and $0.05 in cash for each Unit, subject in each case to pro ration, to, at the election of each holder, (a) $14.25 in cash for each Unit, or (b) 0.5382 of a Toromont Share and $0.05 in cash for each Unit, subject in each case to pro ration. Accordingly, the descriptions of the “Cash Alternative” and “Share Alternative” in the first paragraph of Section 1 of the Original Offer, “The Offer” (found at page 13 of the Original Offer and Circular) are deleted and replaced by the following:

(a)	$14.25 in cash for each Unit (the “Cash Alternative”); or

(b)	0.5382 of a Toromont Share and $0.05 cash for each Unit (the “Share Alternative”),

The definitions of “Cash Alternative” and “Share Alternative” and all references in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery to the price offered by Toromont, the cash alternative and the share alternative are amended to reflect the foregoing changes.

The maximum amount of cash payable by Toromont under the Offer and the maximum number of Toromont Shares issuable by Toromont under the Offer have also increased. Accordingly, the seventh paragraph of Section 1 of the Original Offer, “The Offer” (found at page 13 of the Original Offer and Circular), is deleted and replaced by the following:

The maximum amount of cash payable by Toromont under the increased Offer is $315,588,602 and the maximum number of Toromont Shares issuable by Toromont under the Offer is 11,877,607 Toromont Shares (based on the number of Trust Units outstanding on a fully-diluted basis as at December 17, 2009). If all Unitholders deposited their Units to the Cash Alternative or all Unitholders deposited their Units to the Share Alternative, each Unitholder would be entitled to receive $7.15 in cash and 0.2691 of a Toromont Share for each Unit deposited, subject to adjustment for fractional shares.

In addition, the definitions of “Maximum Cash Consideration”, “Maximum Share Consideration” and “Number of Units To Which The Bid Relates” in the “Glossary” section of the Original Offer and Circular (found at pages 9-10 of the Original Offer and Circular) are deleted and replaced by the following, respectively:

“Maximum Cash Consideration” means the product of $7.15 and the Number of Units To Which The Bid Relates. Based on the number of Trust Units outstanding on a fully-diluted basis as at December 17, 2009, the Maximum Cash Consideration is $315,588,602;

“Maximum Share Consideration” means the product of 0.2691 and the Number of Units To Which The Bid Relates rounded to the nearest whole number. Based on the number of Trust Units outstanding on a fully-diluted basis as at December 17, 2009, the Maximum Share Consideration is 11,877,607 Toromont Shares;

“Number of Units To Which The Bid Relates” means the number of Trust Units outstanding (on a fully-diluted basis) as of the applicable Take-Up Date minus the number of Trust Units owned, directly or indirectly, by Toromont and its affiliates as of December 17, 2009;

All references in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery to the maximum amount of cash payable by Toromont and the maximum number of shares issuable by Toromont under the Offer and to the amount of cash and Toromont Shares that would be received assuming that either all Unitholders tendered to the Cash Alternative or all Unitholders tendered to the Share Alternative are amended to reflect the foregoing changes.

The Offer price of $14.25 per Unit represents a premium of approximately 42% over the closing price of the Trust Units on the TSX on October 16, 2009, the day on which Toromont announced that it had made a proposal to Enerflex to enter into a business combination in which Toromont would acquire all of the Units, and a premium of approximately 40% over the volume-weighted average trading price of the Trust Units on the TSX over the 20 trading days ending on October 16, 2009.

All references in the Original Offer and Circular to the premium represented by the Offer price are amended to reflect the foregoing changes.

Assuming that all of the conditions to the Offer are satisfied or waived, all Unitholders whose Units are taken up under the Offer, including Unitholders who have already deposited their Units to the Offer, will receive the increased price for their Units.

2.	Extension of the Offer

Toromont has amended the Original Offer by extending the time for acceptance of the Offer to 8:00 p.m. (Toronto time) on January 20, 2010, unless the Offer is further extended or withdrawn. Accordingly, the definition of “Expiry Time” in the “Glossary” section of the Original Offer and Circular (found at page 8 of the Original Offer and Circular) is deleted and replaced by the following:

“Expiry Time” means 8:00 p.m. (Toronto time) on January 20, 2010, or such later time or times or date or dates as may be fixed by Toromont from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by Toromont;

In addition, all references to “8:00 p.m. (Toronto time) on January 7, 2010” in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are amended to refer to “8:00 p.m. (Toronto time) on January 20, 2010”.

3.	Amendments to Conditions of the Offer

Section 4 of the Original Offer, “Conditions of the Offer” (found at pages 22-25 of the Original Offer and Circular), is deleted and replaced by the following:

4.	Conditions of the Offer

Notwithstanding any other provision of the Offer and subject to the terms of the Support Agreement and applicable Law, Toromont will have the right to withdraw or terminate the Offer and not take up and pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any Units deposited under the Offer if any of the following conditions are not satisfied or waived by Toromont at or prior to the Expiry Time:

(a)	there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Trust Units which constitutes: (i) together with the Trust Units owned by Toromont and its affiliates, at least 66 2/3% of the outstanding Trust Units (on a fully-diluted basis); and (ii) at least a majority of the Trust Units (on a fully-diluted basis), the votes attached to which would be included in the minority approval of a second step business combination pursuant to MI 61-101 (together, the “Minimum Tender Condition”);

(b)	all approvals, waiting or suspensory periods (and any extensions thereof), consents, orders, rulings and exemptions of any Governmental Entity (including Competition Act Approval) that are, as determined by Toromont, acting reasonably, necessary or advisable to complete the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction shall have been obtained or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to Toromont, acting reasonably;

(c)	the Toromont Shares to be issued under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction shall have been conditionally approved for listing on the TSX on terms satisfactory to Toromont, acting reasonably;

(d)	Toromont shall have determined, acting reasonably, that: (i) no act, action, suit or proceeding shall have been taken or threatened before or by any Governmental Entity or by an elected or appointed public official or private person or entity; and (ii) no Law shall exist or have been proposed, enacted, entered, promulgated, amended or applied, in either case, unless the same is acceptable to Toromont in its sole discretion:

(A)	which has or may have the effect, directly or indirectly, of cease trading, making illegal, enjoining, prohibiting, preventing, restraining, materially delaying or imposing material limitations or conditions on: (i) the making or consummation of the Offer; (ii) the take-up or acquisition by, or the sale to, Toromont of Units; (iii) the delivery of cash or issue and delivery of Toromont Shares, in each case as consideration for Units taken up or acquired by Toromont; or (iv) the ability of Toromont to acquire, own or hold, or exercise full rights of ownership in respect of, any Units; or (v) the ability of Toromont and its affiliates to complete any Compulsory Acquisition or Subsequent Acquisition Transaction;

(B)	which, if the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction) were consummated, would reasonably be expected to have a Material Adverse Effect on Enerflex or Toromont;

(C)	which seeks to obtain from Toromont or Enerflex or any of their respective affiliates any material damages, fees, levies or penalties directly or indirectly in connection with the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction);

(D)	which seeks to prohibit or materially limit the ownership, control or operation by Toromont of any material portion of the business or assets of Enerflex or the Enerflex Subsidiaries; or

(E)	which seeks to compel Toromont or its affiliates to dispose of or hold separate any material portion of the business or assets of Enerflex or the Enerflex Subsidiaries as a result of the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction);

(e)	there shall not exist any prohibition under any Law against Toromont making the Offer, taking up and paying for any Units deposited under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

(f)	Toromont shall have determined, acting reasonably, that no change, condition, development, event, occurrence or set of facts or circumstances shall have occurred from and after the date of the Support Agreement that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Enerflex, other than a change, condition, development, event, occurrence or set of facts or circumstances that was disclosed generally by Enerflex prior to December 17, 2009 or disclosed in the Enerflex Disclosure Letter (as defined in the Support Agreement);

(g)	each of Enerflex, Enerflex GP and Enerflex LP shall have complied in all material respects with its covenants and obligations under the Support Agreement to be complied with at or prior to the Expiry Time (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation);

(h)	all representations and warranties made by any of Enerflex, Enerflex GP and Enerflex LP in the Support Agreement shall be true and correct at and as of the Expiry Time, as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time), except where such inaccuracies in the representations and warranties (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representations and warranties), individually or in the aggregate, could not reasonably be expected: (i) to have a Material Adverse Effect in respect of Enerflex, (ii) to materially and adversely affect the ability of Toromont to proceed with the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, or (iii) if the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, to have a Material Adverse Effect in respect of Enerflex or Toromont;

(i)	Toromont shall not have become aware of any material misstatement, untrue statement of a material fact or omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading, in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of Enerflex with any securities regulatory authority in Canada or elsewhere or any applicable stock exchange, in each case unless the same is acceptable to Toromont in its sole discretion;

(j)	there shall not have occurred, developed or come into effect or existence since December 31, 2008: (A) any event, action, state, condition or financial occurrence of national or international consequence; (B) any natural disaster or any act of terrorism, sabotage, military action, police action or war (whether or not declared), or any escalation or worsening thereof; (C) any other calamity or crisis, or any escalation or worsening thereof; or (D) any Law, action, inquiry or other occurrence of any nature whatsoever, which Toromont has determined, acting reasonably, individually or in the aggregate, materially adversely affects, or would reasonably be expected to materially adversely affect, the financial or banking markets in Canada, the United States or internationally generally, or the financial condition, business, operations, assets, affairs or prospects of Toromont and its affiliates, taken as a whole, or Enerflex and its affiliates, taken as a whole, in each case unless the same is acceptable to Toromont in its sole discretion;

(k)	the Support Agreement shall not have been terminated by Enerflex or by Toromont in accordance with its terms;

(l)	Toromont shall have determined that, on terms satisfactory to Toromont, acting reasonably, Enerflex shall have (i) deferred indefinitely the Separation Time of the URP Rights, and (ii) waived, suspended or otherwise rendered inoperative the application of the Rights Plan to the purchase of Units by Toromont pursuant to the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction;

(m)	the Management Lock-Up Agreement shall have been complied with and shall not have been terminated by any Management Locked-Up Unitholder; and

(n)	all outstanding Options shall have been exercised (conditional upon take-up of Units under the Offer or otherwise), surrendered or otherwise cancelled, unless the same is acceptable to Toromont in its sole discretion, or shall otherwise have been dealt with in a manner acceptable to Toromont, acting reasonably.

The foregoing conditions are for the exclusive benefit of Toromont and may be asserted by Toromont regardless of the circumstances giving rise to any such assertion, including any action or inaction by Toromont or any of its affiliates. Toromont may waive, in its sole discretion, any of the foregoing conditions in whole or in part at any time and from time to time without prejudice to any other rights which Toromont may have. The failure by Toromont at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

Any waiver of a condition or the termination or withdrawal of the Offer shall be effective upon written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) by Toromont to that effect to the Depositary at its principal office in Toronto, Ontario. Forthwith after giving any such notice, Toromont will make a public announcement of such waiver, termination or withdrawal and will cause the Depositary, if required by applicable laws, as soon as practicable thereafter to communicate such notice to all Unitholders in the manner set forth in Section 10 of the Offer, “Notices and Delivery”. If the Offer is withdrawn, Toromont will not be obligated to take up or pay for any Units deposited under the Offer and the Depositary will promptly return all certificates representing Deposited Units, Letters of Transmittal, Notices of Guaranteed Delivery and related documents in its possession to the persons by whom they were deposited.

4.	Recent Developments

On December 8, 2009, Toromont and Enerflex signed a confidentiality agreement in order to permit representatives of Toromont to attend a management presentation by Enerflex’s executive team on December 9, 2009 and to receive selected confidential information from Enerflex. Following the management presentation, Robert M. Ogilvie, the Chairman and Chief Executive Officer of Toromont, and Paul R. Jewer, the Chief Financial Officer of Toromont, met with P. John Aldred, the Chairman of Enerflex, and Douglas J. Haughey, Chairman of Enerflex’s special committee, regarding potential next steps in discussions between the companies.

On December 15, 2009 and December 16, 2009, Mr. Aldred and Mr. Ogilvie had several telephone conversations to discuss prospects for a transaction between the two companies and related pricing, including discussing a potential price of $14.25 per Unit. On December 15, 2009, Mr. Ogilvie updated the Toromont board regarding his discussions with Mr. Aldred, and in the evening of December 16, 2009, the Toromont board met and determined that Toromont would, subject to the negotiation and execution of definitive documentation and further due diligence, be prepared to vary the Original Offer to a price of $14.25 per Unit. After the meeting, Mr. Ogilvie communicated the outcome to Mr. Aldred.

On December 16, 2009, representatives of Toromont and Enerflex commenced negotiation of the terms of the Support Agreement and the Management Lock-Up Agreement. On December 17, 2009, Toromont and Enerflex signed a confidentiality agreement in order to permit representatives of Enerflex to receive selected confidential information from Toromont.

On the night of December 17, 2009, D. James Harbilas, Chief Financial Officer of Enerflex, advised Mr. Jewer that the Enerflex Board had approved the Support Agreement and agreed to recommend that Unitholders (other than Toromont) accept the Offer. Following that communication, Toromont and Enerflex finalized and executed the Support Agreement, and Toromont entered into the Management Lock-Up Agreement with the Management Locked-Up Unitholders. Prior to the opening of markets on December 18, 2009, Toromont and Enerflex issued a joint press release regarding the signing of the Support Agreement and the Management Lock-Up Agreement.

On December 23, 2009, the Commissioner issued a “no-action” letter indicating that she does not have sufficient grounds on which to apply to the Competition Tribunal under the merger provisions of the Competition Act and, therefore, does not, at this time, intend to make such an application in respect of the proposed transaction. The Commissioner also waived the Waiting Period. The waiver of the Waiting Period and the issuance of the “no-action” letter constitute Competition Act Approval for the purposes of the Offer.

5.	Support Agreement Entered into with Enerflex and Enerflex LP

On December 17, 2009, Toromont and Enerflex, Enerflex GP and Enerflex LP entered into the Support Agreement, pursuant to which, among other things, Toromont agreed to increase the Offer price and revise the conditions of the Offer and Enerflex agreed to recommend that Unitholders accept the Offer.

Section 12 of the Original Circular, “Agreements, Arrangements or Understandings” (found at page 45 of the Original Offer and Circular), is deleted and replaced by the following:

12.	Agreements, Arrangements or Understandings

Other than the Support Agreement and the Management Lock-Up Agreement and the matters provided for therein, there are no agreements, commitments or understandings made or proposed to be made between Toromont and any director or officer of Enerflex GP and no payments or other benefits are proposed to be made or given by Toromont to such directors or officers as compensation for loss of office or for remaining in or retiring from office following the completion of the Offer. Other than the Lock-Up Agreements and the Management Lock-Up Agreement, there are no agreements, arrangements or understandings made or proposed to be made between Toromont and any securityholder of Enerflex or Enerflex LP relating to the Offer or between Toromont and any person or company with respect to any securities of Enerflex or Enerflex LP in relation to the Offer.

Other than the Support Agreement, and the confidentiality agreements exchanged between the parties, there are no agreements, commitments or understandings made between Toromont and Enerflex or Enerflex LP relating to the take-over bid. Other than the Support Agreement, the Lock-Up Agreements and the Management Lock-Up Agreement, and except for the agreements, commitments or understandings described elsewhere in the Circular, Toromont is not aware of any agreements, commitments or understandings that could affect control of Enerflex or Enerflex LP and that can reasonably be regarded as material to a Unitholder in deciding whether to deposit securities under the bid.

A description of the Support Agreement is provided below. A description of each of the Lock-Up Agreements and the Management Lock-Up Agreement is contained in Section 6 of the Circular.

     Support Agreement

On December 17, 2009, Toromont entered into the Support Agreement with Enerflex, Enerflex GP and Enerflex LP (collectively, the “Enerflex Parties”). The Support Agreement sets forth, among other things, the terms and conditions upon which the Original Offer is to be amended by Toromont. The following is a summary of certain provisions of the Support Agreement. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Support Agreement. The Support Agreement has been filed by Toromont with the Canadian securities regulatory authorities and is available under the corporate profiles of Enerflex and Enerflex LP on SEDAR at www.sedar.com.

     The Offer

Toromont agreed to amend the Original Offer by, among other things, increasing the consideration payable thereunder to, at the election of each Unitholder: (a) $14.25 in cash for each Unit; or (b) 0.5382 of a Toromont Share and $0.05 in cash for each Unit, in each case subject to pro ration, and provided that the maximum cash consideration will be $315,588,602 and the maximum share consideration will be 11,877,607 Toromont Shares (in each case calculated on a fully-diluted basis and based on there being 48,040,366 Trust Units outstanding on a fully-diluted basis).

Toromont agreed to make the Offer on the terms and subject to the conditions set forth in the Support Agreement, including the Minimum Tender Condition. Toromont may, in its sole discretion, modify or waive any term or condition of the Offer, provided that Toromont shall not, without the prior consent of Enerflex in writing: (i) increase the Minimum Tender Condition; (ii) decrease the Minimum Tender Condition to a number of Trust Units that is less than the Minimum Required Securities; (iii) impose additional conditions to the Offer; (iv) decrease the consideration offered per Unit; (v) decrease the maximum cash consideration or maximum share consideration; (vi) decrease the number of Units in respect of which the Offer is made; (vii) change the form of consideration payable under the Offer (other than to increase the total consideration offered per Unit and/or add additional consideration or consideration alternatives); (viii) remove its commitment to use commercially reasonable efforts to complete the acquisition of all the outstanding Units through a Compulsory Acquisition or Subsequent Acquisition Transaction unless prohibited by law or by court injunction; (ix) remove the Rollover Option as a term of the Offer; (x) elect to terminate the Offer as a result of condition (j) as set out in Section 4 of the Offer, “Conditions of the Offer”, not being satisfied, unless Toromont’s lenders under the Commitment Letter have failed to provide the services described therein, or the credit agreement governing the Credit Facility does not become effective, in each case as a result of the failure of an equivalent condition; or (xi) otherwise vary the Offer or any terms or conditions thereof in a manner which is adverse to Unitholders generally. In addition, Toromont has agreed to extend the Offer for certain minimum periods of time in the event that certain conditions are not satisfied.

     Support of the Offer

Enerflex has represented that the board of directors of Enerflex GP (the “Enerflex Board”), upon consultation with its financial and legal advisors and on receipt of a recommendation from the special committee of the Enerflex Board (the “Special Committee”), has unanimously determined that the Offer is fair to Unitholders (other than Toromont) and that the Offer is in the best interests of Enerflex and the Unitholders (other than Toromont) and, accordingly, unanimously approved the entering into of the Support Agreement and the making of a recommendation to Unitholders (other than Toromont) that Unitholders accept the Offer. The Enerflex Parties have agreed to take all reasonable actions to support the Offer and ensure the success of the Offer in accordance with, and subject to the terms of, the Support Agreement.

     Representations and Warranties

The Support Agreement contains a number of customary representations and warranties of Enerflex relating to, among other things: organization, capitalization, authorization and enforceability and Enerflex Board approval of the Support Agreement. The representations and warranties also address various matters relating to the business, operations and properties of Enerflex, including but not limited to: (i) public filings; (ii) financial statements and financial information; (iii) liabilities and indebtedness; (iv) books and records; (v) non-competition agreements; (vi) absence of certain changes or events or defaults; (vii) litigation; (viii) compliance with laws; (ix) property; (x) employment, tax and environmental matters; (xi) insurance; (xii) material contracts; and (xiii) securities law matters. The Support Agreement also contains certain representations and warranties of Toromont, including that it has made adequate arrangements to ensure that the required funds are available to pay in full the cash portion of the aggregate consideration payable to the Unitholders pursuant to the Offer.

     Conduct of the Business by Enerflex

The Support Agreement sets out certain restrictions that apply to Enerflex and the Enerflex Subsidiaries prior to the earlier of the time of the appointment or election to the Enerflex Board of persons designated by Toromont who represent a majority of the directors on the Enerflex Board (the “Change of Board Time”) and the termination of the Support Agreement. Pursuant to the Support Agreement, each of the Enerflex Parties covenant and agree that they will, and will cause each of the Enerflex Subsidiaries to, among other things: (i) conduct its business in the ordinary course; (ii) not split, consolidate or reclassify any of its outstanding Units or shares; (iii) not declare, set aside or pay any dividends or make any other distributions in respect of its outstanding Units or shares, other than the Permitted Distribution; (iv) not reduce its capital or stated capital; (v) not amend any of the Enerflex governance documents or its constating documents, as applicable, or the terms of any of its outstanding securities (except for any amendments necessary to effect the cashless exercise or surrender of outstanding Options), including the Enerflex Senior Notes, the Enerflex Credit Facilities Agreements and any other outstanding indebtedness and credit facilities; (vi) not issue, grant or sell any securities or instruments or enter into any agreements that could require Enerflex or any Enerflex Subsidiaries to issue any securities (in each case, other than the Trust Units issuable on the exercise of any Options or Exchangeable LP Units outstanding on the date of the Support Agreement), including any issuance of Options or any other convertible securities; (vii) not acquire or dispose of any securities except for acquisitions or dispositions of securities of persons who are not Enerflex Subsidiaries in the ordinary course of business consistent with past practice; (ix) not incur, or commit to, capital expenditures in excess of $1,000,000, except for equipment purchases in the ordinary course of business consistent with past practice; (viii) not enter into or complete any material transaction not in the ordinary course of business; and (x) not incur any indebtedness for borrowed money (except in the ordinary course of business consistent with past practice) or other material liability, obligation or indemnity (except for liabilities incurred in the ordinary course of business consistent with past practice in connection with the sale of goods or the provision of services) or make any loans or advances to any person. The foregoing list of restrictions is not exhaustive and Unitholders are referred to the complete list of restrictions set forth in the Support Agreement.

     Conduct of the Business by Toromont

The Support Agreement sets out certain restrictions that apply to Toromont prior to the earlier of the Change of Board Time and the termination of the Support Agreement. Pursuant to the Support Agreement, Toromont covenants and agrees that it will, and will cause each of its subsidiaries to, among other things: (i) conduct its business in the ordinary course; (ii) not split, consolidate or reclassify any of its outstanding shares; (iii) not amend any of its constating documents or the terms of the Toromont Shares; and (iv) keep Enerflex GP reasonably informed with respect to the financing contemplated by the Commitment Letter. The foregoing list of restrictions is not exhaustive and Unitholders are referred to the complete list of restrictions set forth in the Support Agreement.

     Non-Solicitation

Enerflex has agreed, and has agreed to cause the Enerflex Subsidiaries and any trustee, officer, director, employee, representative (including for greater certainty any financial or other advisors) or agent of Enerflex or any Enerflex Subsidiary (collectively, the “Enerflex Representatives”), to cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any person (other than Toromont or its subsidiaries) conducted on or before the date of the Support Agreement by or on behalf of Enerflex or any Enerflex Subsidiary or Enerflex Representative with respect to or which could lead to any Acquisition Proposal or potential Acquisition

Proposal. Enerflex further agreed that it would, within two business days from the date of the Support Agreement, subject to the terms of any confidentiality agreements with such parties entered into prior to the date of the Support Agreement, request the return or destruction of all confidential information provided to any third party who had entered into a confidentiality agreement with Enerflex or any Enerflex Subsidiary relating to any Acquisition Proposal or potential Acquisition Proposal.

Enerflex also agreed that it would not, and would cause each of the Enerflex Subsidiaries not to, directly or indirectly, through any Enerflex Representative: (i) solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing non-public information or entering into any form of written or oral agreement, arrangement or understanding) any Acquisition Proposal or potential Acquisition Proposal; (ii) encourage or participate in any discussions or negotiations regarding, or provide any information with respect to any Acquisition Proposal or potential Acquisition Proposal or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any person (other than Toromont and its subsidiaries) to make or complete any Acquisition Proposal or potential Acquisition Proposal, provided that, for greater certainty, Enerflex GP may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Enerflex Board has so determined; (iii) withdraw, amend, modify or qualify, or publicly propose to withdraw, amend, modify or qualify, in any manner adverse to Toromont, the approval or recommendation of the Enerflex Board of the Support Agreement or the Offer; (iv) approve, agree to, recommend or endorse, or publicly propose to approve, agree to, recommend or endorse, any Acquisition Proposal; or (v) accept, approve, agree to, endorse or enter into, or publicly propose to accept, approve, agree to, endorse or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal (other than a confidentiality agreement entered into in accordance with the terms of the Support Agreement), provided, however, that nothing contained in the Support Agreement shall prevent the Enerflex Board from, and the Enerflex Board shall be permitted to, accept, approve or recommend or enter into any agreement, understanding, letter of intent or agreement in principle relating to an Acquisition Proposal (except during the Right to Match Period (as defined below)) or engage in discussions or negotiations with, respond to enquiries from, or provide information to, any person in response to an Acquisition Proposal made by any such person if and only to the extent that it has received a Superior Proposal from such person and otherwise complies with the Support Agreement.

Right to Match

The Support Agreement provides that Enerflex shall not accept, approve or recommend, nor enter into any agreement, understanding, letter of intent or agreement in principle (other than a confidentiality agreement permitted by the Support Agreement) relating to, an Acquisition Proposal unless: (i) the Acquisition Proposal was unsolicited, is bona fide, is in writing, was received after the date of the Support Agreement and constitutes a Superior Proposal; (ii) Enerflex has complied with the non-solicitation and right to match provisions of the Support Agreement; (iii) Enerflex has provided Toromont with notice in writing that there is a Superior Proposal which Enerflex wishes to accept, together with all documentation related to and detailing the Superior Proposal (including a copy of the confidentiality agreement between Enerflex and the person making the Superior Proposal if not previously delivered and a written notice from the Enerflex Board regarding the value in financial terms that the Enerflex Board has in consultation with its financial advisors determined should be ascribed to any non-cash consideration offered under such Superior Proposal); (iv) five full business days (the “Right to Match Period”) shall have elapsed from the date Toromont received the notice and all the documentation referred to in clause (iii) above from Enerflex in respect of the Acquisition Proposal; (v) if Toromont has proposed to amend the terms of the Offer during the Right to Match Period, the Enerflex Board shall have determined, in good faith, after the receipt of advice from its financial advisors and outside legal counsel, that the Acquisition Proposal remains a Superior Proposal compared to the proposed amendment to the terms of the Offer; (vi) Enerflex concurrently terminates the Support Agreement; and (vii) Enerflex has previously paid, or concurrently pays, to Toromont, or its designated assignee, the Termination Payment (as defined below). During the Right to Match Period, Toromont shall have the opportunity, but not the obligation, to propose to amend the terms of the Offer and Enerflex shall co-operate with Toromont with respect thereto, including negotiating in good faith with Toromont to enable Toromont to make such adjustments to the terms and conditions of the Offer as Toromont deems appropriate and as would enable Toromont to proceed with the Offer and any other Contemplated Transactions on such adjusted terms and the Enerflex Board will review any proposal by Toromont to amend the terms of the Offer in order to determine, in good faith in the exercise of its fiduciary duties, whether Toromont’s proposal to amend the Offer would result in the Acquisition Proposal no longer being a Superior Proposal compared to the proposed amendment to the terms of the Offer.

Termination Payment

Enerflex has agreed to pay to Toromont or its assignee, as the case may be, a fee of $24,000,000 (the “Termination Payment”) upon the occurrence of any of the following events:

(a)	the Support Agreement is terminated by Toromont due to any of the Enerflex Parties being in default in any material respect of the non-solicitation and right to match provisions of the Support Agreement or if any of the Enerflex Parties is in material default of any other covenant or obligation under the Support Agreement (subject to a 10 day cure period);

(b)	the Support Agreement is terminated by Toromont if: (i) the Enerflex Board or any committee thereof fails to publicly recommend or reaffirm its approval of the Offer within five days of any written request by Toromont (or, in the event the Offer is scheduled to expire within such five day period, prior to the Expiry Date); (ii) the Enerflex Board or any committee thereof withdraws, modifies, changes or qualifies its approval or recommendation of the Offer in any manner adverse to Toromont; (iii) the Enerflex Board or any committee thereof recommends or approves, or publicly proposes to recommend or approve, an Acquisition Proposal; or (iv) any of the Enerflex Parties or the Enerflex Board fails to take the required action under the Support Agreement relating to the Rights Plan;

(c)	the Support Agreement is terminated by the Enerflex Parties, if Enerflex proposes to accept, approve or recommend, or enter into any agreement, understanding, letter of intent or agreement in principle (other than a confidentiality agreement complying with the terms of the Support Agreement) relating to a Superior Proposal in compliance with the applicable provisions of the Support Agreement provided that Enerflex has not breached in any material respect any of its covenants, agreements or obligations in the Support Agreement; or

(d)	prior to the later of the Expiry Time and the date on which the Support Agreement is terminated: (i) an Acquisition Proposal is publicly announced or otherwise made by any person or any person has publicly announced an intention to make an Acquisition Proposal (the “Proposer”); and (ii) the Offer is not completed as a result of the Minimum Tender Condition not having been met; and (iii) on or before the date that is nine months after the date on which the Support Agreement is terminated: (A) such Acquisition Proposal is consummated by the Proposer or any of its associates or affiliates; (B) Enerflex and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Enerflex Board accepts, approves or recommends, an Acquisition Proposal with the Proposer or any of its associates or affiliates, which Acquisition Proposal is subsequently consummated at any time thereafter; or (C) the Enerflex Board, for a period of more than 15 days following public announcement of an Acquisition Proposal with the Proposer or any of its associates or affiliates, remains neutral or fails to make a recommendation with respect to such Acquisition Proposal, which Acquisition Proposal is subsequently consummated at any time thereafter.

Enerflex Incentive Rights

Toromont has acknowledged and agreed pursuant to the Support Agreement that:

(a)	the Enerflex Board shall resolve to permit all persons holding Enerflex Incentive Rights as at the date of the Support Agreement, whether or not such Enerflex Incentive Rights are by their terms otherwise currently exercisable or payable, to exercise or receive payment for such Enerflex Incentive Rights, conditional on Toromont taking up Units under the Offer, immediately prior to the first scheduled Expiry Time of the Offer in respect of which Toromont takes up Units, including by causing the vesting thereof to be accelerated, provided that the foregoing shall not limit the ability of a holder of an Enerflex Incentive Right existing as of the date of the Support Agreement that is otherwise vested as at the date of exercise from exercising such Enerflex Incentive Right in accordance with its terms;

(b)	it shall agree with Enerflex to tendering arrangements in respect of the Offer in order to facilitate the conditional cashless exercise of the Options and tender to the Offer, concurrently with the first scheduled Expiry Time of the Offer in respect of which Toromont takes up Units, of the Units to be issued as a result of such conditional exercise;

(c)	holders of Options will be permitted to tender Units issuable upon the exercise thereof and for such purpose to exercise their Options, conditional upon Toromont taking up Units under the Offer, which Options shall be deemed to have been exercised and the corresponding Units issued immediately prior to the first time Toromont takes up Units under the Offer;

(d)	Enerflex shall be permitted to pay in cash any amounts payable upon the exercise, conversion, redemption or payout of Enerflex Incentive Rights outstanding as at the date of the Support Agreement; and

(e)	the acquisition by Toromont of the Minimum Required Securities pursuant to the Offer will constitute a “control change” (as such term is defined in each of the Option Plan and the Incentive Plans).

Termination

The Support Agreement may be terminated at any time prior to the Change of Board Time:

(a)	by mutual written consent of Toromont and the Enerflex Parties;

(b)	by Toromont, if the conditions of the Offer have not been satisfied or waived at the Expiry Time;

(c)	by the Enerflex Parties or Toromont, if Toromont does not take up and pay for the Units deposited under the Offer by the date that is 120 days following the date of the mailing of this Notice of Variation and Extension (the “Outside Date”), otherwise than as a result of a breach by the party seeking to terminate the Support Agreement of any covenant or obligation under the Support Agreement or as a result of any representation or warranty made by such party in the Support Agreement being untrue or incorrect in any material respect (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty); provided, however, that if Toromont’s take-up and payment for Units deposited under the Offer is delayed by (i) an injunction or order made by a Governmental Entity of competent jurisdiction, or (ii) Toromont not having obtained any waiver, consent or approval of any Governmental Entity that is necessary to permit Toromont to take up and pay for Units deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such waiver, consent or approval is being actively sought, as applicable, the Support Agreement shall not be terminated by Enerflex GP pursuant to this subsection of the Support Agreement until the earlier of (A) the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, and (B) the 180th day after this Notice of Variation and Extension is mailed to Unitholders;

(d)	by Toromont, if:

(i)	any of the Enerflex Parties is in default in any material respect of any covenant or obligation under the Support Agreement regarding non-solicitation or the right to match;

(ii)	any of the Enerflex Parties is in default in any material respect of any other covenant or obligation under the Support Agreement (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation); or

(iii)	any representation or warranty made by any of the Enerflex Parties in the Support Agreement shall have been at such date, or shall have become at any time prior to the Expiry Time, untrue or incorrect (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained in such representation or warranty) where such inaccuracies, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect in respect of Enerflex or would reasonably be likely to prevent, or materially impede, restrict or delay consummation of, the Offer;

and, in the case of (ii) or (iii), such default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is 10 days from the date of written notice of such breach and the business day prior to the Expiry Date;

(e)	by the Enerflex Parties, if:

(i)	Toromont is in default in any material respect of any covenant or obligation under the Support Agreement (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation); or

(ii)	any representation or warranty made by Toromont in the Support Agreement shall have been at such date, or shall have become at any time prior to the Expiry Time, untrue or incorrect (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained in such representation or warranty) where such inaccuracies, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect in respect of Toromont or would reasonably be likely to prevent, or materially impede, restrict or delay consummation of, the Offer;

and such default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is 10 days from the date of written notice of such breach and the business day prior to the Expiry Date;

(f)	by the Enerflex Parties, if Enerflex shall have determined, acting reasonably, that a change, condition, development, event, occurrence or set of facts or circumstances shall have occurred from and after the date of the Support Agreement that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Toromont, other than a change, condition, development, event, occurrence or set of facts or circumstances that was disclosed generally by Toromont prior to the date of the Support Agreement;

(g)	by Toromont, if:

(i)	the Enerflex Board or any committee thereof fails to publicly recommend or reaffirm its approval of the Offer within five days of any written request by Toromont (or, in the event that the Offer shall be scheduled to expire within such five day period, prior to the scheduled expiry of the Offer);

(ii)	the Enerflex Board, or any committee thereof, withdraws, modifies, changes or qualifies its approval of recommendation of the Offer in any manner adverse to Toromont;

(iii)	the Enerflex Board, or any committee thereof, recommends or approves, or publicly proposes to recommend or approve, an Acquisition Proposal; or

(iv)	any of the Enerflex Parties or the Enerflex Board fails to take the required action under the Support Agreement relating to the Rights Plan; and

(h)	by the Enerflex Parties, if Enerflex proposes to accept, approve or recommend, or enter into any agreement, understanding, letter of intent or agreement in principle (other than a confidentiality agreement in compliance with the terms of the Support Agreement) relating to a Superior Proposal in compliance with the provisions of the Support Agreement, provided that Enerflex has previously paid or concurrently pays to Toromont or its assignee the Termination Payment and further provided that Enerflex has not breached in any material respect any of its covenants, agreements or obligations in the Support Agreement.

6.	Management Lock-Up Agreement

On December 17, 2009, Toromont entered into the Management Lock-Up Agreement with the Management Locked-Up Unitholders pursuant to which such persons have agreed to deposit under the Offer all Units held or acquired by them, subject to the terms of such agreement. The Management Locked-Up Unitholders include all of the directors and officers of Enerflex GP. The Management Locked-Up Unitholders beneficially own, or exercise control or direction over, an aggregate of 6,059,749 Units (as at December 17, 2009, after giving effect to the exercise of all Options held by them), representing approximately 12.6% of the outstanding Trust Units on a fully-diluted basis as at December 17, 2009. The Units covered by the Management Lock-up Agreement, together with the Units covered by the Lock-up Agreements and the Trust Units owned by Toromont, represent, in the aggregate, approximately 36.4% of the outstanding Trust Units on a fully-diluted basis as at December 17, 2009 (assuming the exercise of all Options held by the Management Locked-Up Unitholders).

Section 6 of the Original Circular, “Lock-Up Agreements” (found at page 35-36 of the Original Offer and Circular), is amended by adding the following at the end of such Section:

     Management Lock-Up Agreement

On December 17, 2009, Toromont entered into the Management Lock-Up Agreement with the Management Locked-Up Unitholders pursuant to which such persons have agreed to deposit under the Offer all Units held or acquired by them, subject to the terms of such agreement. The following is a summary of certain provisions of the Management Lock-Up Agreement. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Management Lock-Up Agreement. The Management Lock-Up Agreement has been filed by Toromont with the Canadian securities regulatory authorities and is available under the corporate profiles of Enerflex and Enerflex LP on SEDAR at www.sedar.com.

Under the terms of the Management Lock-Up Agreement, the Management Locked-Up Unitholders have agreed to deposit, and not withdraw, except in limited circumstances, all of their Units (together with any Trust Units they may acquire upon exercise of Options, if any) to the Offer. The Management Lock-Up Agreement will terminate in the event that the Support Agreement is terminated in accordance with its terms and in certain other circumstances. In the event of such termination, the Management Locked-Up Unitholders will be entitled to withdraw all of the Units deposited in accordance with the terms of the Offer.

The Management Locked-Up Unitholders beneficially own, or exercise control or direction over, an aggregate of 6,059,749 Units (as at December 17, 2009, after giving effect to the exercise of all Options held by them), representing approximately 12.6% of the outstanding Trust Units on a fully-diluted basis as at December 17, 2009.

7.	Distribution by Enerflex

On November 24, 2009, Enerflex declared a distribution of $0.30 per Trust Unit, payable to Trust Unitholders of record as of December 31, 2009. A corresponding distribution of $0.30 per Exchangeable LP Unit, in the form of a non-interest bearing loan, was also declared on the same basis. The distribution is to be paid on January 15, 2010. Unitholders whose Units are acquired by Toromont under the Offer will receive this distribution, even if the applicable Units were deposited to the Offer prior to the record date.

In addition, in the Support Agreement, Toromont has agreed that Enerflex may declare additional quarterly distributions with a record date on the last day of a calendar quarter, not to exceed $0.30 per Trust Unit (and corresponding distribution of non-interest bearing loans of $0.30 per Exchangeable LP Unit). The definition of “Permitted Distribution” in the “Glossary” section of the Original Offer and Circular (found at page 10 of the Original Offer and Circular) is deleted and replaced by the following:

“Permitted Distribution” means (i) for Trust Unitholders, a quarterly distribution of Enerflex in the amount of $0.30 per Unit with a record date of December 31, 2009, and (ii) for Exchangeable LP Unitholders, a corresponding quarterly non-interest bearing loans by Enerflex LP in the amount of $0.30 per Unit with a record date of December 31, 2009, as well as any subsequent quarterly distribution with a record date on the last day of a calendar quarter not in excess of $0.30 per Trust Unit (and corresponding distribution of non-interest bearing loans of $0.30 per Exchangeable LP Unit), in each case which distributions shall be declared and made in conformity and consistency in all respects with the quarterly distribution policies of Enerflex and Enerflex LP in effect as at December 17, 2009;

All references in the Original Offer and Circular and the Letter of Transmittal to a Permitted Distribution are amended to reflect the foregoing changes. In addition, all references in the Original Offer and Circular to a Permitted Distribution having a maximum value of $0.30 per Unit are hereby deleted.

The following is added to the end of the first column of the table in Section 13 of the Circular, “Information Concerning Securities of Enerflex and Enerflex LP — Distributions of Enerflex and Enerflex LP” (found at page 47 of the Original Offer and Circular):

2009 Period	Amount

Fourth Quarter	$0.30	*

*	This distribution has a record date of December 31, 2009 and is to be paid on January 15, 2010.

8.	Acquisition of Units not Deposited

Toromont has covenanted in the Support Agreement that, if Toromont takes up Units under the Offer, it will use its commercially reasonable efforts, unless prohibited by Law or by court injunction, to complete a Compulsory Acquisition (if available to Toromont) or a Subsequent Acquisition Transaction. Provided that the Rollover Option is not withdrawn in connection with the Offer, Toromont has further covenanted to make the Rollover Option available to all Trust Unitholders whose Trust Units are acquired pursuant to a Compulsory Acquisition on the same terms that the Rollover Option was made available to holders of Trust Units under the Offer.

In addition, if a Compulsory Acquisition is not available to Toromont (including by virtue of being prohibited by Law or by court injunction), Toromont has covenanted in the Support Agreement that it will use its commercially reasonable efforts to (a) effect the TESA Amendment and acquire pursuant to a Tax Efficient Subsequent Acquisition the Trust Units that are not beneficially owned by Toromont or its affiliates and were not acquired by Toromont pursuant to the Offer, or, if Toromont is not a Qualified Unitholder, an alternative transaction to acquire such Trust Units, and (b) effect a redemption of the Exchangeable LP Units that were not acquired by Toromont pursuant to the Offer (collectively, a “Subsequent Acquisition Transaction”). Enerflex has covenanted in the Support Agreement that, in the event Toromont takes up and pays for at least the Minimum Required Securities under the Offer, it will assist Toromont in connection with any TESA Amendment and any Subsequent Acquisition Transaction, provided that the consideration per Trust Unit offered or paid in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration per Trust Unit offered under the Offer. Provided that the Rollover Option is not withdrawn in connection with the Offer, Toromont has covenanted to make the Rollover Option available to all Trust Unitholders whose Trust Units are acquired pursuant to a Tax Efficient Subsequent Acquisition on the same terms that the Rollover Option was made available to holders of Trust Units under the Offer.

Accordingly, all references in the Original Offer and Circular to Toromont’s intentions in respect of a Compulsory Acquisition or Subsequent Acquisition Transaction are amended or qualified, as applicable, in order to reflect the covenants of Toromont described in the preceding two paragraphs. In addition, Section 9 of the Original Circular, “Acquisition of Units Not Deposited” (found at pages 37-44 of the Original Offer and Circular), is amended:

(a)	by deleting the first paragraph under the subsection entitled “— Subsequent Acquisition Transaction” and replacing it with the following paragraph:

If Toromont takes up and pays for Units validly deposited under the Offer, Toromont currently intends to (a) effect the TESA Amendment and acquire pursuant to a Tax Efficient Subsequent Acquisition the Trust Units that are not beneficially owned by Toromont or its affiliates and were not acquired by Toromont pursuant to the Offer, or, if Toromont is not a Qualified Unitholder, an alternative transaction to acquire such Trust Units, and (b) effect a redemption of the Exchangeable LP Units that were not acquired by Toromont pursuant to the Offer (collectively, a “Subsequent Acquisition Transaction”) and to take such other action as is necessary or advisable in order to acquire or cause the exchange or redemption, as applicable, of all Units not acquired under the Offer, including all Units issued upon the exercise, exchange or conversion of Convertible Securities.

(b)	by deleting clause “(a)” in the second paragraph under the subsection entitled “— Tax Efficient Subsequent Acquisition” and replacing such clause “(a)” with the following clause:

(a)	pursuant to a Qualified Offer, such Qualified Unitholder has acquired such number of Trust Units which constitutes not less than a majority of the Trust Units as of the expiry of such Qualified Offer

(c)	by deleting the last three sentences of the fifth paragraph under “— Additional Information” and replacing such sentences with the following:

As described in Section 11 of the Circular, “Benefits from the Offer”, and Section 12 of the Circular, “Agreements, Arrangements or Understandings”, certain directors and senior officers of Enerflex GP may be entitled to receive certain benefits as a consequence of the Offer. Any director or senior officer who (1) receives such a benefit and (2) together with his “associated entities” (within the meaning of MI 61-101) beneficially owns or exercises control or direction over one per cent or more of the outstanding Trust Units or the Exchangeable LP Units, may be deemed to have received a “collateral benefit” within the meaning of MI 61-101 and, accordingly, the votes attaching to the Trust Units held by such director or senior officer, as applicable, are required to be excluded from determining whether minority approval for a Compulsory Acquisition or a Subsequent Acquisition Transaction in respect of Enerflex has been obtained for purposes of MI 61-101. To the knowledge of Toromont (based on information furnished to it by Enerflex), after reasonable inquiry, votes attaching to up to 5,295,927 Trust Units would be required to be so excluded. This is comprised of Trust Units beneficially owned, or over which control or direction is exercised, by the following persons: (a) P. John Aldred: 3,716,536 Trust Units (including up to 72,000 Trust Units issuable upon the exercise of Options and 2,508,800 issuable upon the exchange or conversion of Exchangeable LP Units), (b) J. Blair Goertzen: 510,263 Trust Units (including up to 249,594 Trust Units issuable upon the exercise of Options), and (c) Robert C. Williams: 1,069,128 Trust Units (including up to 71,844 Trust Units issuable upon the exchange or conversion of Exchangeable LP Units).

9.	Other Changes to the Offer and Circular

Summary

All references to “November 16” in the second sentence of the second paragraph of the subsection entitled “— The Offer” in the “Summary” section of the Original Offer and Circular (found at page 1 of the Original Offer and Circular) are deleted and replaced with references to “December 17”.

Glossary

The “Glossary” section of the Original Offer and Circular (found at pages 7-12 of the Original Offer and Circular) is amended to add the following definitions, in each case in alphabetical order in relation to the other defined terms set out therein:

“Acquisition Proposal” means any proposal or offer, whether or not in writing and whether or not publicly announced, for:

(a)	any merger, take-over bid, tender offer, exchange offer, issuer bid, amalgamation, plan of arrangement, securities exchange, business combination, consolidation, recapitalization, reorganization, liquidation, dissolution, winding-up or similar transaction in respect of Enerflex or any material Enerflex subsidiary;

(b)	any acquisition or sale (including any lease, long-term supply agreement, assignment or other arrangement or transaction having a similar economic effect as a sale), direct or indirect, in a single transaction or series of related transactions, of assets representing 20% or more of the consolidated assets of, or contributing 20% or more of the consolidated revenues or net income of, Enerflex and the Enerflex subsidiaries;

(c)	any acquisition, direct or indirect, in a single transaction or series of related transactions, of:

(i)	any securities of any material subsidiary of Enerflex (but excluding for greater certainty any retraction of Exchangeable LP Units by the holder thereof); or

(ii)	any securities of Enerflex which, if consummated, would result in a person or group of persons acting jointly or in concert beneficially owning or controlling (including after giving effect to the conversion, exercise or exchange of any convertible or exchangeable securities) 10% or more of any class of securities of Enerflex; or

(d)	any similar transaction or series of transactions of or involving Enerflex or any material Enerflex subsidiary;

or any proposal or offer to, or public announcement of an intention to, do any of the foregoing from any person (other than Toromont or a Toromont subsidiary), in each case other than the Offer;

“Change of Board Time” has the meaning ascribed thereto in Section 12 of the Circular, “Agreements, Arrangements or Understandings — Support Agreement — Conduct of the Business by Enerflex”;

“Enerflex Board” has the meaning ascribed thereto in Section 12 of the Circular, “Agreements, Arrangements or Understandings — Support Agreement — Support of the Offer”;

“Enerflex Credit Facilities Agreements” means: (i) the Amended and Restated Credit Agreement dated as of December 20, 2006 between Enerflex Systems Ltd., as borrower, Canadian Imperial Bank of Commerce, as lead arranger, bookrunner and administrative agent, and a syndicate of financial institutions, as lenders, as amended by amending agreements dated July 31, 2008 and July 31, 2009; (ii) a Letter of Offer dated September 5, 2006 between HSBC Bank Australia Limited and Enerflex Australasia Holdings Pty. Ltd., as supplemented by a Letter Agreement dated December 20, 2006 between HSBC Bank Australia Limited and Canadian Imperial Bank of Commerce as amended by a Letter of Variation dated August 1, 2007 between Enerflex Australasia Holdings Pty. Ltd. and HSBC Bank Australia Limited; and (iii) a Letter of Offer dated September 10, 2009 between HSBC Bank Australia Limited and Enerflex Australasia Holdings Pty. Ltd.;

“Enerflex Incentive Rights” means, collectively, any right to receive a payment in cash or to receive or acquire Trust Units under the Option Plan or the Incentive Plans;

“Enerflex Senior Note Purchase Agreement” means the note purchase agreement dated December 20, 2006 between Enerflex Systems Ltd. and the purchasers of the Enerflex Senior Notes;

“Enerflex Senior Notes” means the 5.28% senior notes due December 20, 2013 and the 5.45% senior notes due December 20, 2016 which were each issued pursuant to the Enerflex Senior Note Purchase Agreement;

“Enerflex Subsidiaries” means, collectively, the subsidiaries of Enerflex (including, for greater certainty, Enerflex GP, Enerflex LP and Enerflex Systems Holdings Trust) and any joint venture of Enerflex or any of its subsidiaries that is material to the business of Enerflex and its subsidiaries, taken as a whole;

“Management Lock-Up Agreement” means the lock-up agreement dated December 17, 2009, among Toromont and the Management Locked-Up Unitholders;

“Management Locked-Up Unitholders” means P. John Aldred, Patrick D. Daniel, Timothy W. Faithfull, J. Blair Goertzen, Douglas J. Haughey, Robert B. Hodgins, Geoffrey F. Hyland, Nancy M. Laird, J. Nicholas Ross, Robert C. Williams, D. James Harbilas, Rachel M. Moore, William A. Moore, Steven Dropulich, Spencer Fried, Gregory Stewart, Gerald Allard, Bradley Beebe, Gail Boehm, Donald Fisher and Steven Graham;

“Minimum Required Securities” means that number of Trust Units which, together with the Trust Units held by or on behalf of Toromont and its affiliates, exceeds 50% of the number of issued and outstanding Trust Units on a fully-diluted basis;

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal received from a person subsequent to the date of the Support Agreement:

(a)	to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination or similar transaction, all of the Units and pursuant to which all Unitholders are offered the same consideration in form and amount per Unit (whether a Trust Unit or Exchangeable LP Unit) to be purchased or otherwise acquired;

(b)	that did not result from a breach of the non-solicitation and right to match provisions of the Support Agreement;

(c)	for which the funds or other consideration necessary are available, or for which adequate funding arrangements will be in place to complete such Acquisition Proposal as demonstrated to the satisfaction of the Enerflex Board, acting in good faith (after consultation with its financial advisors and outside legal counsel);

(d)	that is not subject to any due diligence and/or access condition which would allow access to the books, records, personnel or properties of Enerflex or any Enerflex subsidiary or any Enerflex Representative beyond 5:00 p.m. (Toronto time) on the fifth business day after which access is first afforded to the third party making the Acquisition Proposal, provided that any such due diligence and/or access condition must be satisfied or waived at or before such time;

(e)	that the Enerflex Board has determined in good faith (after receipt of advice from its financial advisors and outside legal counsel) (i) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; and (ii) would, if consummated in accordance with its terms (after taking into account any risk of non-completion), result in a transaction more favourable from a financial point of view to the Unitholders than the Offer (including any adjustment to the terms and conditions of the Offer proposed by Toromont during the Right to Match Period in accordance with the Support Agreement); and

in respect of which the Enerflex Board has determined in good faith (after receipt of advice from its outside legal counsel) that failure to take such action would be inconsistent with its fiduciary duties;

“Support Agreement” means the support agreement dated December 17, 2009, among Toromont, Enerflex, Enerflex GP and Enerflex LP.

The “Glossary” section of the Original Offer and Circular (found at pages 7-12 of the Original Offer and Circular) is amended by adding the following definitions in replacement of the current definitions of the same name included therein:

“business day” means any day (other than a Saturday or Sunday) on which commercial banks located in Toronto, Ontario and Calgary, Alberta are open for the conduct of business;

“Competition Act Approval” means either:

(a)	the Commissioner shall have issued an ARC in respect of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction; or

(b)	(i) any applicable waiting period under Part IX of the Competition Act shall have expired or been terminated or waived, and (ii) Toromont shall have been advised in writing by the Commissioner, on terms and conditions satisfactory to Toromont, in its reasonable discretion, that the Commissioner is of the view that grounds do not then exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act in respect of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction;

“Governmental Entity” means any: (a) multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, taxing authority, ministry, department or agency of any of the foregoing; (b) self-regulatory organization or stock exchange; (c) entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; or (d) corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing;

“Material Adverse Effect” means, in respect of any person, an effect that is, or would reasonably be expected to be, material and adverse to the business, properties, assets (tangible or intangible), liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise), capitalization, cash flows, prospects, tax status, operations or results of operations of that person and its subsidiaries, taken as a whole, other than any effect:

(i)	relating to the economy, political condition or securities markets in general in Canada or in another country in which such person or its subsidiaries has material operations;

(ii)	relating to changes in currency exchange rates, interest rates or commodities prices;

(iii)	relating to conditions generally affecting the oil and gas compression, processing and power generation equipment industry as a whole;

(iv)	in the case of Toromont and its subsidiaries, relating to conditions generally affecting the heavy construction equipment industry as a whole;

(v)	relating to a change in the market trading price of shares or units, as applicable, of that person, either:

(A)	related to the Support Agreement and the Offer or the announcement thereof; or

(B)	related to such a change in that market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect under clause (i), (ii), (iii), (iv) or (vi) hereof; or

(vi)	relating to any generally applicable change in applicable Laws or regulations (other than orders, judgments or decrees against that person or any of its subsidiaries) or any generally applicable change in generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants;

provided, however, that such effect referred to in clause (i), (ii), (iii), (iv) or (vi) above does not primarily relate only to (or have the effect of primarily relating only to) that person and its subsidiaries, taken as a whole, or disproportionately adversely affect that person and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry or industries in which that person and its subsidiaries operate;

“Option Plan” means the Trust Unit Option Plan of Enerflex effective as of April 7, 2009;

Offer

Section 1 of the Original Offer, “The Offer” (found at pages 13-15 of the Original Offer and Circular), is amended:

(a)	by adding the following at the end of the second paragraph:

In the Support Agreement, Toromont has agreed that holders of Options will be permitted to conditionally exercise their Options and deposit the underlying Trust Units under the Offer, conditional upon Toromont taking up Units under the Offer.

(b)	by amending the following references in the eighth paragraph with respect to the pro rationing formula as follows:

(i)	all references to “$13.50” are deleted and replaced by references to “$14.25”; and

(ii)	all references to “0.5117” are deleted and replaced by references to “0.5401”.

Section 3 of the Original Offer, “Manner of Acceptance”, is amended by adding the following paragraph immediately following the second paragraph under the subsection entitled “— Power of Attorney” (found at pages 20-21 of the Original Offer and Circular):

Toromont has agreed in the Support Agreement that it will not use, or seek to enforce, the foregoing powers of attorney in the Letter of Transmittal with respect to any Unit prior to such Unit being taken-up and paid for pursuant to the Offer.

The second sentence of the second paragraph of Section 6 of the Original Offer, “Take-Up of and Payment for Deposited Units” (found at page 26 of the Original Offer and Circular), is amended by deleting the reference to “the initial Expiry Time” and replacing it with a reference to “a scheduled Expiry Time”.

Paragraph (f) of Section 13 of the Original Offer, “Other Terms of the Offer” (found at page 31 of the Original Offer and Circular), is deleted and replaced by the following:

(f)	Toromont, in its reasonable discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Glossary, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of Units.

Circular

Section 5 of the Original Circular, “Purpose of the Offer and Plans for Enerflex and Enerflex LP” (found at pages 34-35 of the Original Offer and Circular), is deleted and replaced by the following:

5.	Purpose of the Offer and Plans for Enerflex and Enerflex LP

The purpose of the Offer is to enable Toromont to acquire all of the outstanding Units. It is Toromont’s current intention to, and Toromont has covenanted in the Support Agreement to use its commercially reasonable efforts (unless prohibited by Law or by court injunction) to, complete a Compulsory Acquisition or Subsequent Acquisition Transaction. If Toromont is unable, or (subject to its obligations under the Support Agreement) elects not, to effect a Compulsory Acquisition or Tax Efficient Subsequent Acquisition, in the case of the Trust Units, and a Mandatory Redemption, in the case of the Exchangeable LP Units, Toromont will evaluate other alternatives to acquire all of the Units not deposited under the Offer. See Section 9 of the Circular, “Acquisition of Units not Deposited”.

Toromont intends to conduct a detailed review of Enerflex and its affiliates, including an evaluation of their respective business plans, assets and operations and organizational and capital structure to determine what changes would be desirable in light of such review and the circumstances that then exist with the ultimate goal being the successful integration of the operations of Enerflex with the operations of the natural gas compression and process equipment businesses of Toromont. It is Toromont’s current intention to locate the head office of the combined gas compression businesses of Toromont and Enerflex in Calgary, Alberta and to retain the senior management team of Enerflex. In addition, Toromont currently intends, if it takes up Units under the Offer, to cause the directors of Enerflex GP and Enerflex’s other affiliates to be removed and replaced by designees of Toromont. In the Support Agreement, Enerflex acknowledged that, promptly following the time that Toromont takes-up Units constituting at least a majority of the Trust Units then outstanding (assuming the exchange of all Exchangeable LP Units), Toromont shall be entitled to designate (a) a number of directors of Enerflex GP that is proportional to the percentage of the outstanding Trust Units (assuming the exchange of all Exchangeable LP Units) that Toromont owns or (b) if Toromont owns at least 66 2/3% of such outstanding Trust Units, all of the directors of Enerflex GP, and Enerflex further agreed to co-operate with Toromont in order to enable Toromont’s designees to be elected or appointed, as applicable, to the Enerflex Board.

Toromont intends, to the extent permitted by applicable Laws, to cause: (a) Enerflex to apply to voluntarily delist the Trust Units from the TSX and (b) Enerflex and Enerflex LP to cease to be reporting issuers under the securities laws of each jurisdiction of Canada in which they are reporting issuers, in each case as soon as practicable after completion of the Offer and, if applicable, any Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 13 of the Circular, “Information Concerning Securities of Enerflex and Enerflex LP — Effect of the Offer on the Market for and Listing of Trust Units and Status as a Reporting Issuer”.

Enerflex has advised Toromont that the take-up of, and payment for, a majority of the Trust Units under the Offer will constitute an event of default or cross-default (which will result in an event of default), as applicable, under the Enerflex Credit Facilities Agreements and that, on the occurrence of an event of default, the remedies of the lenders thereunder include, but are not limited to, the termination of all commitments of the lenders and declaring that all debt and other liabilities thereunder are immediately due and payable. The delisting of the Trust Units from the TSX will also constitute an event of default under certain of the Enerflex Credit Facilities Agreements. Enerflex has also advised Toromont that the take-up of, and payment for, a majority of the Units under the Offer will constitute a change of control under the Enerflex Senior Note Purchase Agreement requiring that Enerflex offer to prepay the Enerflex Senior Notes at 100% of their principal amount together with outstanding interest. Failure to provide such offer will constitute an event of default under the Enerflex Senior Notes, permitting the holders thereof to accelerate the repayment of the amounts outstanding thereunder. If it takes up and pays for the Units validly deposited under the Offer, Toromont intends, concurrently with or following successful completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, to repay or refinance the amounts outstanding under the Enerflex Credit Facilities Agreements and the Enerflex Senior Notes. Toromont may also repay or refinance certain of Enerflex’s other outstanding indebtedness. See Section 7 of the Circular, “Source of Funds”, and Section 15 of the Circular, “Risk Factors”.

Except as disclosed herein, Toromont does not currently have any plan or proposal for material changes in its affairs following completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction.

The third paragraph of Section 8 of the Original Circular, “Ownership of and Trading in Securities of Enerflex and Enerflex LP” (found at page 37 of the Original Offer and Circular), is amended by adding the following text to the end of first sentence of that paragraph: “and the Management Lock-Up Agreement”.

Section 11 of the Original Circular, “Benefits from the Offer” (found at pages 44-45 of the Original Offer and Circular), is deleted and replaced by the following:

11.	Benefits from the Offer

Other than as described in this Section 11, or elsewhere in the Circular, to the knowledge of Toromont, there are no direct or indirect benefits of accepting or refusing to accept the Offer that will accrue to: (a) any director or officer of Enerflex GP; (b) any associate or affiliate of an insider of Enerflex, Enerflex GP or Enerflex LP; (c) any associate or affiliate of Enerflex, Enerflex GP or Enerflex LP; (d) any insider of Enerflex, Enerflex GP or Enerflex LP, other than a director or officer of Enerflex GP; or (e) any person or company acting jointly or in concert with Enerflex, Enerflex GP or Enerflex LP, in each case other than those benefits that will accrue to Unitholders generally. Enerflex has disclosed in its Directors’ Circular dated November 30, 2009 or the Notice of Change to Directors’ Circular which accompanies this Notice of Variation and Extension the following benefits that will accrue to any director or officer of Enerflex GP if the Offer is successful:

     Employment Agreements and Enerflex Incentive Rights

Enerflex has entered into employment contracts that included change of control provisions (“Employment Agreements”) with each of J. Blair Goertzen, President and Chief Executive Officer of Enerflex GP, and D. James Harbilas, Vice-President and Chief Financial Officer of Enerflex GP. Enerflex and/or an affiliate also maintains the Option Plan and the Incentive Plans for eligible participants. The acquisition by Toromont of the Minimum Required Securities pursuant to the Offer will constitute a “control change” (as such term is defined in each of the Employment Agreements, the Option Plan and the Incentive Plans). The discussion that follows generally describes the material effects under the Employment Agreements, the Option Plan and the Incentive Plans as they relate to the payments and other benefits that would become due to the directors and officers of Enerflex GP in the event the Offer is successful.

For the purpose of the following discussion, where the directors and officers of Enerflex GP are described as being entitled to receive aggregate cash consideration based upon the receipt of cash consideration and Toromont Share consideration pursuant to the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, it is assumed that such directors and officers would receive under the Offer pro rated consideration of $7.15 in cash and 0.2691 of a Toromont Share per Unit and Toromont Share consideration has been valued on the basis of $26.38 per Toromont Share, being the weighted average trading price of the Toromont Shares on the TSX during the five trading days prior to October 16, 2009, the date on which Toromont announced its proposal to enter into a business combination with Enerflex. For the purpose of the following discussion, where directors and officers of Enerflex GP are described as being entitled to receive aggregate cash consideration based upon the value of Trust Units, the price of $14.42 per Trust Unit has been used, being the weighted average trading price of the Trust Units on the TSX during the five trading days prior to December 31, 2009.

     Units Tendered By Directors and Officers of Enerflex GP

If the directors and officers of Enerflex GP were to tender the Units they beneficially own, or over which they exercise control or direction, to the Offer, they would receive cash consideration and Toromont Shares on the same terms and conditions as the other Unitholders. As at December 31, 2009, the directors and officers of Enerflex GP, together with their spouses, owned an aggregate of 2,562,879 Trust Units and 2,580,644 Exchangeable LP Units (excluding Trust Units underlying unexercised Options). If the directors and officers of Enerflex GP were to tender all of their Units to the Offer and those Units were accepted for purchase and purchased by Toromont (excluding Units underlying unexercised Options), the directors and officers of Enerflex GP would receive cash and Toromont Share consideration having an aggregate value of approximately $74,169,602. The directors and officers of Enerflex GP have agreed in the Management Lock-Up Agreement to deposit all of such Units to the Offer.

     Enerflex Incentive Rights

As more fully described in Section 12 of the Circular, “Agreements, Arrangements or Understandings”, the Enerflex Board will resolve to permit all persons holding Enerflex Incentive Rights as at the date of the Support Agreement, whether or not such Enerflex Incentive Rights are by their terms otherwise currently exercisable or payable, to exercise or receive payment for such Enerflex Incentive Rights, conditional on Toromont taking up Units under the Offer, immediately prior to the first scheduled Expiry Time of the Offer in respect of which Toromont takes up Units, including by causing the vesting thereof to be accelerated.

As of December 31, 2009, the directors and officers of Enerflex GP held, in aggregate, 718,412 Options, 65,765 restricted trust units, 257,237 performance trust units and 94,180 phantom trust units, of which 296,574, 65,765, 257,237, and 46,240, respectively, were unvested and not exercisable as of that date. All of these Enerflex Incentive Rights will be vested as at the Expiry Time by virtue of the aforementioned resolution of the Enerflex Board to accelerate the vesting of Enerflex Incentive Rights. The directors and officers of Enerflex GP will be entitled to collectively receive (assuming the exercise of all Options and the purchase of the underlying Trust Units pursuant to the Offer, without reference to the exercise price of such Options, and assuming the exercise of all restricted trust units, performance trust units and phantom trust units in exchange for a cash payment) cash compensation of approximately $15,322,485 (after deducting the exercise price payable upon exercise of such Enerflex Incentive Rights, where applicable) in respect of Enerflex Incentive Rights if the Offer is completed. The directors and officers of Enerflex GP have agreed in the Management Lock-Up Agreement to exercise their Options (conditionally or otherwise) and deposit the underlying Trust Units to the Offer.

     Employment Agreements

Pursuant to the Employment Agreements, if either Mr. Goertzen or Mr. Harbilas is (i) terminated for any reason except cause, death, normal retirement or permanent incapacity, (ii) terminated in connection with a “control change” (as contemplated in the applicable employment agreement) or (iii) terminated by the respective employee for “good reason” (as contemplated in the applicable employment agreement), they are entitled to a termination payment. If these officers cease to be engaged or employed by Enerflex GP in any of these circumstances concurrently with completion of the Offer, Messrs. Goertzen and Harbilas would be entitled to collectively receive cash consideration of approximately $5,808,660, which figure includes an amount of $3,356,871 in respect of Enerflex Incentive Rights.

     Indemnities

Toromont has agreed that, if it acquires the Units under the Offer, it shall cause Enerflex and the Enerflex Subsidiaries to fulfill their obligations pursuant to indemnities provided or available to past and present trustees, directors and officers pursuant to the provisions of the articles, by-laws or similar constating documents of Enerflex and the Enerflex Subsidiaries, applicable legislation and any written indemnity agreements between any of Enerflex, the Enerflex Subsidiaries and their respective past and current officers, directors and trustees and, if Enerflex or any of the Enerflex Subsidiaries is thereafter wound-up or dissolved, Toromont (or the successor to the applicable obligor provided such obligor is no less economically viable than the original obligor) shall assume such obligations.

     Directors’ and Officers’ Insurance

Enerflex intends to secure directors’ and officers’ liability insurance for the present and former directors and officers of Enerflex GP and the other Enerflex Subsidiaries, covering claims made prior to and within ten years after the Change of Board Time and on a “trailing” or “run-off” basis, which has scope and coverage substantially equivalent in scope and coverage to that provided by Enerflex’s current directors’ and officers’ insurance policy.

     Benefit Plans

Pursuant to the Support Agreement, Toromont has agreed to cause Enerflex and its subsidiaries, from and after the Change of Board Time, to comply with all of their respective obligations to the employees and officers of Enerflex and its subsidiaries under all employment agreements, change of control agreements and benefits plans as disclosed to Toromont by Enerflex. Toromont has further agreed that, following the Change of Board Time, it will make available to each continuing employee of Enerflex and its subsidiaries incentive and benefit plans providing benefits that, taken as a whole, are substantially equivalent to, or of equivalent value to the employee as, Enerflex’s incentive and benefit plans (excluding the Incentive Plans) or allow such continuing employees to participate in the appropriate Toromont incentive and benefit plans based on such employee’s jurisdiction, position and compensation.

     Retention Bonuses

Certain retention bonuses, in an aggregate amount of $445,000, have been agreed to be provided by Enerflex to certain of its key executives as compensation for the extra efforts required to ensure a smooth transition, business continuity and effective integration. These bonuses are being provided in addition to such executive’s regular incentive eligibility and are payable on March 8, 2011. Should the executive’s employment be terminated by reason of voluntary resignation, death, permanent disability or early retirement prior to March 8, 2011, the entire bonus would be forfeited. Should the executive’s employment be terminated for reasons other than those set out in the immediately preceding sentence or just cause, the bonus would be payable as part of their severance package.

Section 13 of the Original Circular, “Information Concerning Securities of Enerflex and Enerflex LP” (found at pages 45-49 of the Original Offer and Circular), is amended as follows:

(a)	by adding the following to the end of the first paragraph:

Enerflex has represented to Toromont that, as at December 17, 2009, there were issued and outstanding (a) 44,295,097 Trust Units and one Special Voting Unit, (b) 1,092,447 Options to acquire Trust Units, and (c) 2,652,822 Exchangeable LP Units exchangeable into 2,652,822 Trust Units. As disclosed in the Notice of Change to Directors’ Circular which accompanies this Notice of Variation and Extension, since December 17,

2009, an additional 171,509 Trust Units have been issued to certain directors and officers of Enerflex GP on the exercise of Options held by them. Enerflex has also represented to Toromont that there are no outstanding ELP Rights and that there are no Convertible Securities, other than the Options.

(b)	by deleting the first two paragraphs under the subsection entitled “— Other Incentive Plans of Enerflex” (found at page 46 of the Original Offer and Circular), and replacing them with the following paragraph:

Enerflex and/or its affiliates have adopted certain incentive plans, which include a restricted trust unit plan, a performance trust unit plan and a phantom trust unit plan (such three plans, collectively, the “Incentive Plans”).

(c)	by adding the following paragraph immediately following the third paragraph under the subsection entitled “— Other Incentive Plans of Enerflex” (found at page 46 of the Original Offer and Circular):

Subject to the terms of the applicable award agreement, the plan governing the restricted trust units and performance trust units provides that in the event of a “control change” (as defined in the plan), all restricted trust units and performance trust units shall immediately vest and be exercisable by the holder thereof. The award agreements entered into by Enerflex with holders of restricted trust units and performance trust units generally provide that upon a “control change” automatic vesting shall not occur unless: (a) the holder’s employment with Enerflex or its affiliate, as applicable, is terminated within 18 months from the date of the “control change” or prior to the date on which the “control change” occurs and it is reasonable demonstrated that such termination was at the request of a third party who has taken steps reasonably demonstrated to effect the “control change” or such termination otherwise arose in connection with or in anticipation of the “control change” and such termination was for any reason except cause, death, normal retirement or permanent incapacity; or (b) the holder’s employment with Enerflex or its affiliate, as applicable, is terminated by the holder for good reason (as contemplated in the applicable award agreement) within 18 months from the date of the “control change”. Notwithstanding the foregoing, the Enerflex Board has the discretion to accelerate the vesting of restricted trust units and performance trust units at any time.

(d)	by deleting the fourth paragraph under the subsection entitled “— Other Incentive Plans of Enerflex” (found at page 46 of the Original Offer and Circular) and replacing it with the following:

Enerflex maintains the phantom unit plan for the purpose of providing stock based compensation incentives to senior members of Enerflex’s management team located in Australia, the United States, the United Arab Emirates (the “UAE”) and the Netherlands. Under the terms of the phantom unit plan, the Enerflex Board is authorized to provide for the granting, exercise and method of exercise of phantom trust units, all on such terms (which may vary) as it shall determine. The number of phantom trust units that may be acquired under a grant is determined by the Enerflex Board at the time the phantom trust units are granted. Phantom trust units can be, and normally are, granted for a term of up to five years from the date the grant and are non-transferable and non-assignable. The phantom trust units exercise price shall not be less than, and normally is, the “Fair Market Value” (as such term is defined in the phantom unit plan) of the Trust Units at the time the phantom trust unit is granted. The phantom trust units granted generally vest to the benefit of the holder over a five year term, or such other term as determined by the Enerflex Board. The phantom unit plan functions in the event of a “control change” in substantially the same manner as the Option Plan, as described above, including with respect to the ability of the Enerflex Board to accelerate vesting of phantom trust units.

If a holder of a phantom trust unit grant ceases to be a director or officer of the applicable Australian, UAE or Netherlands subsidiaries or to be employed by Enerflex by reason of death or permanent disability, all unvested phantom trust units shall vest and can be exercised at any time within 120 days of the holder ceasing to be a director, officer or employee. If a phantom trust unit holder retires in the normal course, all phantom trust unit grants will continue to vest in accordance with their terms and may be exercised within 90 days of the holder ceasing to be a director, officer or employee. If a phantom trust unit holder voluntary resigns or retires earlier than the normal course, any vested phantom trust unit grants may be exercised at any time within 30 days of the holder ceasing to be a director, officer or employee. If a Phantom Trust Unit holder ceases to be a director, officer or employee for any reason not previously described, all vested phantom trust unit grants as at the date the holder ceased to be a director, officer or employee shall be exercisable within 90 days of the date the holder ceased to be a director, officer or employee. All adjustments to granted phantom trust unit to give effect to adjustments in the number of Trust Units require the approval of the Enerflex Board. In addition, the Enerflex Board may by resolution amend, extend or discontinue the phantom unit plan.

Upon exercising a vested grant of a phantom trust unit, the holder receives a cash payment from Enerflex’s applicable Australian, US or UAE subsidiary equal to the “Fair Market Value” of a Trust Unit on the exercise date less the exercise price of the phantom trust unit as set by the Enerflex Board on the grant date, less appropriate withholdings for income taxes plus a gross up to afford the participant the same benefit as if he had participated in the Option Plan on an equivalent basis.

Section 15 of the Original Circular, “Risk Factors” (found at pages 51-54 of the Original Offer and Circular), is amended as follows:

(a)	by deleting the subsection entitled “— Certain actions contemplated in connection with the Offer will trigger an event of default under Enerflex’s credit facility and may trigger equivalent or other provisions under one or more of Enerflex’s other material contracts.” and replacing it with the following:

Certain actions contemplated in connection with the Offer will be a change of control triggering an event of default under Enerflex Credit Facilities Agreements and requiring the prepayment of the Enerflex Senior Notes. Such actions will also trigger change of control or equivalent provisions under one or more of Enerflex’s other material contracts.

Enerflex has advised Toromont that the take-up of a majority of the Units under the Offer will constitute an event of default (or cross-default, as applicable) under the Enerflex Credit Facilities Agreements and will require the prepayment of Enerflex Senior Notes, and that on the occurrence of an event of default under the Enerflex Credit Facilities Agreements, the remedies of the lenders thereunder include, but are not limited to, the termination of all commitments of the lenders and declaring that all debt and other liabilities thereunder to be immediately due and payable. If Toromont successfully completes a Compulsory Acquisition or Subsequent Acquisition Transaction, it currently intends to repay or refinance the debt under the Enerflex Credit Facilities Agreements and the Enerflex Senior Notes. However, Toromont may be unable, or may elect not, to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, in which case Enerflex may need to repay or refinance the debt under the Enerflex Credit Facilities Agreements and the Enerflex Senior Notes. Enerflex has also advised Toromont that certain of the Enerflex Subsidiaries are party to other agreements that contain change of control and other provisions that may be triggered upon the actions contemplated in connection with the Offer or a Compulsory Acquisition or Subsequent Acquisition Transaction. The operation of any such provision, if triggered and not waived by the counterparty, could permit the counterparty to terminate the agreement and may result in material unanticipated expenses or other materially adverse consequences to Enerflex or the combined company.

(b)	by deleting the subsection entitled “— Toromont is relying, without verification, on the information regarding Enerflex and Enerflex LP included in, or which may have been omitted from, the Offer and Circular.” and replacing it with the following:

Toromont has not verified the reliability of certain of the information regarding Enerflex and Enerflex LP included in, or which may have been omitted from, the Offer and Circular.

Except as otherwise indicated, all information regarding Enerflex and Enerflex LP contained in the Offer and Circular, including all financial information of Enerflex and all pro forma financial information derived from Enerflex’s financial information, has been derived from Enerflex’s public disclosure on file with Canadian securities regulatory authorities. Although Toromont does not have any knowledge that would indicate that Enerflex’s public disclosure is inaccurate or incomplete in any material respect, any material inaccuracy or material omission in Enerflex’s public disclosure, including the information about or relating to Enerflex and Enerflex LP contained in the Offer and Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating Enerflex’s operations with those of Toromont or adversely affect the operational plans or prospects of the combined company and its results of operations and financial condition.

Section 17 of the Original Circular, “Regulatory Considerations” (found at pages 54-55 of the Original Offer and Circular), is amended as follows:

(a)	by deleting the first sentence of the first paragraph of such Section and replacing it with the following sentence:

Toromont’s obligation to take up and pay for Units under the Offer is conditional upon all approvals, waiting or suspensory periods (and any extensions thereof), consents, orders, rulings and exemptions of any Governmental Entity (including Competition Act Approval) that are, as determined by Toromont, acting reasonably, necessary or advisable to complete the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction having been obtained or, in the case of waiting or suspensory periods, having expired or terminated, each on terms and conditions satisfactory to Toromont, acting reasonably.

(b)	by adding the following paragraph immediately following the last paragraph of the subsection entitled “— Competition Act”:

On December 23, 2009, the Commissioner issued a “no-action” letter indicating that she does not have sufficient grounds on which to apply to the Competition Tribunal under the merger provisions of the Competition Act and, therefore, does not, at this time, intend to make such an application in respect of the proposed transaction. The Commissioner also waived the Waiting Period. The waiver of the Waiting Period and the issuance of the “no-action” letter constitute Competition Act Approval for the purposes of the Offer.

Section 19 of the Original Circular, “Certain Canadian Federal Income Tax Considerations”, is amended by deleting the subsection entitled “— Circumstances in Which the Rollover Option May be Withdrawn” (found at page 59 of the Original Offer and Circular) and replacing it with the following:

     Circumstances in Which the Rollover Option May Be Withdrawn

The availability of the Rollover Option to Eligible Holders is subject to the conditions that (a) Toromont’s ability to acquire all Trust Units not deposited under the Offer pursuant to either a Compulsory Acquisition or Tax Efficient Subsequent Acquisition is not, at any time, prohibited by Law or court injunction, and (b) Toromont shall have determined, in its reasonable discretion, that from and after the date of the Offer, there has been no change (including any announced prospective change) or amendment to the Tax Act (or any other Law) proposed, promulgated or enacted, or any announcement of, amendment to or change in the administrative practice or policy of CRA or any interpretation or proposed interpretation (whether or not publicly announced) or ruling of CRA or the Department of Finance (Canada) or any judicial, administrative or governmental determination, decision or action, which could result in adverse tax consequences to Toromont or its affiliates from the acquisition by Toromont of Units under the Rollover Option. If these conditions are not met, Toromont may, in its reasonable discretion, withdraw the Rollover Option, in which circumstance Toromont will not make an election under subsection 85(1) or (2) of the Tax Act with any Eligible Holder.

Section 21 of the Original Circular, “Unitholder Rights Plan” (found at pages 63-64 of the Original Offer and Circular), is deleted and replaced by the following:

21.	Unitholder Rights Plan

The Offer is not a “Permitted Bid” for purposes of the Rights Plan. In the Support Agreement, Enerflex agreed (a) to ensure that the Separation Time does not occur in connection with the Support Agreement, the Offer, any Compulsory Acquisition, any Subsequent Acquisition or certain other transactions contemplated by the Support Agreement or the Management Lock-up Agreement and (b) to irrevocably waive the application of Section 3.1 of the Rights Plan to the acquisition of Units under the Offer with effect at 6:00 p.m. (Toronto time) on the first scheduled Expiry Date of the Offer upon which Toromont elects to take up Units under the Offer. In addition, it is a condition of the Offer that Toromont has determined that, on terms satisfactory to Toromont, acting reasonably, Enerflex has (i) deferred indefinitely the Separation Time of the Rights, and (ii) waived, suspended or otherwise rendered inoperative the application of the Rights Plan to the purchase of Units by Toromont pursuant to the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction. See Section 4 of the Offer, “Conditions of the Offer”.

Enerflex has represented to Toromont that there are no outstanding ELP Rights.

Schedule A

Schedule A to the Original Offer and Circular is deleted and replaced by Schedule A to this Notice of Variation and Extension.

10.	Time for Acceptance

The Offer is now open for acceptance until 8:00 p.m. (Toronto time) on January 20, 2010, unless further extended or withdrawn. Unitholders who have validly deposited and not withdrawn their Units need take no further action to accept the Offer.

11.	Manner of Acceptance

Units may be deposited to the Offer in accordance with the provisions of Section 3 of the Original Offer, “Manner of Acceptance”.

12.	Take-Up of and Payment for Deposited Units

If all of the conditions referred to in Section 4 of the Offer, “Conditions of the Offer”, have been fulfilled or waived by Toromont at or prior to the Expiry Time, Toromont will take up and pay for Units validly deposited under the Offer and not properly withdrawn not later than 10 days after the Expiry Time. Any Units taken up will be paid for promptly, and in any event not more than three business days after taking up such Units. Subject to applicable Laws, any Units deposited under the Offer after the first date on which Units have been taken up and paid for by Toromont under the Offer but prior to the Expiry Time will be taken up and paid for within 10 days of such deposit. See Section 6 of the Original Offer, “Take-Up of and Payment for Deposited Units”, for additional detail.

13.	Withdrawal of Deposited Units

Except as otherwise stated in Section 8 of the Offer, “Withdrawal of Deposited Units”, or as otherwise required by applicable Laws, all deposits of Units under the Offer are irrevocable. Unless otherwise required or permitted by applicable Laws, any Units deposited in acceptance of the Offer may, however, be withdrawn by or on behalf of the depositing Unitholder:

(a)	at any time before the Units have been taken up by Toromont under the Offer;

(b)	if the Units have not been paid for by Toromont within three business days after having been taken up; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)	a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Unitholder to accept or reject the Offer (other than a change that is not within the control of Toromont or an affiliate of Toromont unless it is a change in a material fact relating to the Toromont Shares), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Units where the Expiry Time is not extended for more than 10 days), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable Governmental Entities) and only if such deposited Units have not been taken up by Toromont at the date of the notice.

Unitholders are referred to Section 8 of the Offer, “Withdrawal of Deposited Units”, for further details as the withdrawal of deposited Units under the Offer.

14.	Consequential Amendments to the Original Offer and Circular and Other Documents

The Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are amended to the extent necessary to reflect the amendments contemplated by, and the information contained in, this Notice of Variation and Extension.

15.	Statutory Rights

Securities legislation in the provinces and territories of Canada provides Unitholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to the Unitholders. However, such rights must be exercised within prescribed time limits. Unitholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

16.	Directors’ Approval

The contents of this Notice of Variation and Extension have been approved, and the sending, communication or delivery thereof to the Unitholders has been authorized, by the Board of Directors of Toromont.

AUDITORS’ CONSENT

We have read the Notice of Variation and Extension of Toromont Industries Ltd. (the “Company”) dated January 7, 2010 relating to the Company’s Offer to Purchase dated November 16, 2009, to purchase all of the issued and outstanding trust units of Enerflex Systems Income Fund (“Enerflex”) together with any associated rights under the unitholder rights plan of Enerflex and all of the issued and outstanding class B limited partnership units of Enerflex Holdings Limited Partnership. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Offer to Purchase, as amended by the Notice of Variation and Extension, of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2008 and 2007 and the consolidated statements of earnings, retained earnings, comprehensive income and cash flows for the years then ended. Our report is dated February 2, 2009.

(Signed) Ernst & Young LLP
Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario, Canada
January 7, 2010

APPROVAL AND CERTIFICATE OF OFFEROR

The contents of this Notice of Variation and Extension have been approved, and the sending, communication or delivery thereof to the Unitholders has been authorized, by the Board of Directors of Toromont.

The foregoing, together with the Original Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing, together with the Original Offer and Circular, does not contain any misrepresentation likely to affect the value or the market price of the Units which are the subject of the Offer.

DATED: January 7, 2010

(Signed) Robert M. Ogilvie	(Signed) Paul R. Jewer
Robert M. Ogilvie	Paul R. Jewer
Chief Executive Officer	Chief Financial Officer

On Behalf of the Board of Directors

(Signed) Robert M. Franklin	(Signed) Wayne S. Hill
Robert M. Franklin	Wayne S. Hill
Director	Director

C-1

SCHEDULE A

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF
TOROMONT INDUSTRIES LTD.

SEPTEMBER 30, 2009 AND DECEMBER 31, 2008

TOROMONT INDUSTRIES LTD.

PRO FORMA CONSOLIDATED BALANCE SHEET
As at September 30, 2009
(Unaudited)

		Enerflex
	Toromont	Systems		Pro Forma	Pro Forma
	Industries Ltd.	Income Fund	Note 4	Adjustments	Consolidated
	($ thousands)

Assets
Current assets
Cash and cash equivalents	$105,367	$40,561	a, b, c, d	$(23,936)	$121,992
Accounts receivable	259,076	202,347	e	(1,100)	460,323
Inventories	428,201	141,378		—	569,579
Income taxes receivable	9,596	6,675	c	4,267	20,538
Future income taxes	39,577	5,190	c	(1,433)	43,334
Derivative financial instruments	—	2,625		—	2,625
Other assets	12,033	—		—	12,033

Total current assets	853,850	398,776		(22,202)	1,230,424

Property, plant and equipment	187,215	83,728		—	270,943
Rental equipment	191,160	83,176		—	274,336
Other assets	50,768	—	a	(36,749)	14,019
Investment in affiliate	—	2,833		—	2,833
Future income taxes	—	11,759	b, c	2,854	14,613
Intangible assets	—	6,172		—	6,172
Goodwill	34,800	127,323	a	290,990	453,113

Total assets	$1,317,793	$713,767		$234,893	$2,266,453

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$215,239	$120,112	c, e	$(6,030)	$329,321
Deferred revenues	99,640	63,840		—	163,480
Income taxes payable	1,369	743	c	(1,061)	1,051
Current portion of long-term debt	14,276	—		—	14,276
Derivate financial instruments	2,364	389		—	2,753
Future income taxes	—	28		—	28

Total current liabilities	332,888	185,112		(7,091)	510,909

Deferred revenues	15,105	—		—	15,105
Long-term debt	144,051	121,381	b	321,869	587,301
Accrued pension liability	2,420	—		—	2,420
Future income taxes	4,681	9,201	a	(208)	13,674
Other long-term liabilities	—	4,677	c	(2,150)	2,527

Shareholders’ equity
Share capital	130,192	207,665	a, d	109,255	447,112
Contributed surplus	10,057	847	a, d	(847)	10,057
Retained earnings	690,796	186,071	a, b, c	(186,071)	690,796
Accumulated other comprehensive loss	(12,397)	(1,187)	a	136	(13,448)

Total shareholders’ equity	818,648	393,396		(77,527)	1,134,517

Total liabilities and shareholders’ equity	$1,317,793	$713,767		$234,893	$2,266,453

See accompanying notes

TOROMONT INDUSTRIES LTD.

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
Year Ended December 31, 2008
(Unaudited)

		Enerflex
	Toromont	Systems		Pro Forma	Pro Forma
	Industries Ltd.	Income Fund	Note 5	Adjustments	Consolidated
	($ thousands except per share amounts)

Revenues	$2,121,209	$1,046,679		$—	$3,167,888
Cost of goods sold	1,660,285	816,110		—	2,476,395

Gross profit	460,924	230,569		—	691,493
Selling and administrative expenses	253,070	141,118		—	394,188
Foreign currency losses	—	16,322		—	16,322
Gain on sale of asset	—	(4,818)		—	(4,818)
Equity earnings from affiliates	—	(348)		—	(348)

Operating income	207,854	78,295		—	286,149
Interest expense	11,753	5,044	a	15,929	32,726
Interest and investment income	(14,999)	—	b	9,041	(5,958)

Income before income taxes	211,100	73,251		(24,970)	259,381
Income taxes	70,247	8,031	a, b, c	8,288	86,566

Earnings from continuing operations	140,853	65,220		(33,257)	172,816
Loss on disposal of discontinued operations	(432)	—		—	(432)
Earnings from discontinued operations	103	—		—	103

Net earnings	$140,524	$65,220		$(33,257)	$172,487

Earnings per common share: (note 6)
Basic	$2.16	$1.40			$2.24
Diluted	$2.15	$1.39			$2.23

See accompanying notes

TOROMONT INDUSTRIES LTD.

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
Nine Months Ended September 30, 2009
(Unaudited)

		Enerflex
	Toromont	Systems		Pro Forma	Pro Forma
	Industries Ltd.	Income Fund	Note 5	Adjustments	Consolidated
	($ thousands except per share amounts)

Revenues	$1,371,754	$644,810		$—	$2,016,564
Cost of goods sold	1,062,991	524,709		—	1,587,700

Gross profit	308,763	120,101		—	428,864
Selling and administrative expenses	172,232	94,461		—	266,693
Foreign currency gains	—	(10,446)		—	(10,446)
Gain on sale of asset	—	(1,326)		—	(1,326)
Equity earnings from affiliates	—	(123)		—	(123)

Operating income	136,531	37,535		—	174,066
Interest expense	6,365	5,061	a	6,603	18,029
Interest and investment income	(3,442)	—	b	1,873	(1,569)

Income before income taxes	133,608	32,474		(8,476)	157,606
Income tax expense (recovery)	44,442	(3,538)	a, b, c	9,238	50,142

Net earnings	$89,166	$36,012		(17,714)	$107,464

Earnings per common share: (note 6)
Basic	$1.38	$0.77			$1.40
Diluted	$1.38	$0.77			$1.40

See accompanying notes

TOROMONT INDUSTRIES LTD.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Unaudited
($ thousands except where otherwise indicated)

1.	BASIS OF PRESENTATION

These unaudited pro forma consolidated financial statements (“Pro Formas”) have been prepared by management in connection with the Toromont Industries Ltd. (“Toromont” or the “Company”) Offer to Purchase dated November 16, 2009 (“Original Offer”) and Notice of Variation and Extension to the Offer to Purchase dated January 7, 2010 (together with the Original Offer is referred to herein as the “Offer” or “Offer and Circular”), describing the offer, upon and subject to the terms and conditions set out in the Offer, to purchase all of the outstanding trust units (the “Trust Units”) of Enerflex Systems Income Fund (“Enerflex”) and all of the outstanding class B limited partnership units (the “Exchangeable LP Units” and, together with the Trust Units, the “Units”) of Enerflex Holdings Limited Partnership (“Enerflex LP”). The Pro Formas have been prepared for illustrative purposes only and give effect to the proposed Acquisition as defined in Note 3 and pursuant to the assumptions described in Notes 4 and 5. The unaudited pro forma consolidated balance sheet as at September 30, 2009 gives effect to the proposed Acquisition by Toromont as if it had occurred as at September 30, 2009. The unaudited pro forma consolidated statements of earnings for the nine-month period ended September 30, 2009 and the year ended December 31, 2008 give effect to the proposed Acquisition by Toromont as if had occurred on January 1, 2008.

The Pro Formas are not necessarily indicative of the operating results or financial condition that would have been achieved if the proposed Acquisition had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the consolidated entities for any future period or as of any future date. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the proposed Acquisition, if successful, have been excluded from the Pro Formas.

In preparing the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of earnings, the following historical information, that was prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), was used:

a)	the unaudited interim consolidated balance sheet of Toromont as at September 30, 2009, and the unaudited consolidated statement of earnings for the nine-month period ended September 30, 2009;

b)	the unaudited interim consolidated balance sheet of Enerflex as at September 30, 2009, and the unaudited consolidated statement of income for the nine-month period ended September 30, 2009;

c)	the audited consolidated financial statements of Toromont for the year ended December 31, 2008; and

d)	the audited consolidated financial statements of Enerflex for the year ended December 31, 2008.

The Pro Formas should be read in conjunction with: (i) the description of the transaction in the Offer and Circular, and (ii) the historical financial statements, together with the notes thereto, of Toromont and Enerflex referred to above which, in the case of the historical financial statements of Toromont, are incorporated by reference in the Offer and Circular and available at www.sedar.com and, in the case of the historic consolidated financial statements of Enerflex, are available at www.sedar.com.

In the opinion of management of Toromont, these Pro Formas include all adjustments necessary for a fair presentation of the transactions described in the notes to the Pro Formas applied on a basis consistent with Toromont’s accounting policies.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in preparing the Pro Formas are set out in Toromont’s audited consolidated financial statements for the year ended December 31, 2008. In preparing the Pro Formas, a review of publicly available information was undertaken to identify accounting policy differences between Toromont and Enerflex. While management believes that accounting policies of Toromont and Enerflex are consistent in all material respects, accounting policy differences may be identified upon consummation of the proposed Acquisition.

Certain of Enerflex’s assets and liabilities have been reclassified to conform to Toromont’s consolidated financial statement presentation.

For the purposes of the preparation of these Pro Formas, the provisions of Section 1581 of the Canadian Institute of Chartered Accountants (CICA) Handbook have been used.

3.	ACQUISITION

Toromont publicly announced its intention to commence the Original Offer on November 12, 2009 and subsequently amended the Original Offer on January 6, 2010. Under the Offer, holders of Units may elect to receive either: (i) $14.25 cash or (ii) 0.5382 of a common share of Toromont plus $0.05 cash, for each Unit tendered, in each case subject to pro ration as described in Section 1 of the Offer. The maximum amount of cash payable by Toromont under the Offer is approximately $315.6 million and the maximum number of common shares of Toromont available for issuance under the Offer is approximately 11.9 million (based on the number of Trust Units outstanding on a fully-diluted basis as at December 17, 2009). If all Unitholders deposit their Units to the Cash Alternative, each Unitholder would be entitled to receive $7.15 in cash and 0.2691 of a Toromont Share for each Unit deposited, subject to adjustment for fractional shares. The acquisition of the Units pursuant to the Offer is referred to herein as the “Acquisition”.

The Offer, and therefore the Acquisition, is subject to the satisfaction of a number of conditions, as described in Section 4 of the Offer. There can be no assurance that the Acquisition will be completed as proposed or at all.

The Acquisition, if completed, will be accounted for as a business combination with Toromont as the acquirer of Enerflex. The Acquisition has been accounted for using the purchase method of accounting.

The price of Toromont’s common shares was calculated based on the volume-weighted average share price for the five day period ending December 17, 2009, the last trading day before Toromont publicly announced that it had agreed to amend the Original Offer. This share price is used for illustrative purposes only because the actual measurement of the purchase consideration will occur at the date when sufficient Enerflex units have been tendered to make the offer binding. Enerflex has represented to Toromont that, as at December 17, 2009, there were issued and outstanding (a) 44,295,097 Trust Units and one Special Voting Unit, (b) 1,092,447 Options to acquire Trust Units, and (c) 2,652,822 Exchangeable LP Units exchangeable into 2,652,822 Trust Units. It is assumed that all of the Enerflex Options are in-the-money and will vest and be exercised at the time of the transaction.

The preliminary purchase price allocation in these Pro Formas is subject to change and is summarized as follows:

Units owned by Toromont prior to Offer	$37,797
Cash consideration	315,589
Issuance of Toromont common shares	316,920
Estimated transaction costs	10,000

Total purchase price	$680,306

The purchase price was allocated as follows:

Rental equipment	$83,176
Property, plant and equipment	83,728
Other long term assets	151,608
Cash	40,561
Non-cash working capital	166,077
Long term liabilities	(135,834)

Net assets	389,316
Residual purchase price allocated to goodwill	290,990

$680,306

The pro forma adjustments and allocations of the purchase price are based on book value of assets acquired and liabilities to be assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized as of the date of the completion of the Acquisition. The difference between the purchase price and the book value of assets acquired and liabilities to be assumed has been allocated to goodwill.

4.	PRO FORMA CONSOLIDATED BALANCE SHEET ASSUMPTIONS AND ADJUSTMENTS

The pro forma consolidated balance sheet as at September 30, 2009 includes the following assumptions and adjustments:

a)	To record the acquisition of the outstanding Units as a result of the Offer at a purchase price either: (i) $14.25 cash or (ii) 0.5382 of a common share of Toromont plus $0.05 cash, for each Unit tendered, to an aggregate maximum amount of cash of approximately $315.6 million and an aggregate maximum number of common shares of Toromont available for issuance of approximately 11.9 million (based on the number of Trust Units outstanding on a fully-diluted basis as at December 17, 2009). As per Note 3, this gives rise to an increase in goodwill and an elimination of the historical equity accounts of Enerflex. Estimated cash transaction costs are $10 million.

b)	Financing for the transaction is expected to be provided through term debt in the amount of up to $450 million, bearing interest at approximately 3.75% per annum. Debt financing costs of $6.8 million are adjusted against the carrying value of the debt. Enerflex’s senior secured notes payable in the amount of $100.6 million will be repaid prior to closing the Acquisition. A premium will be payable in connection with any repayment of these notes. For purposes of these Pro Formas, it is assumed that such premium will be $12 million. Borrowings under Enerflex’s syndicated revolving credit facility will also be repaid.

c)	Payment of $17.2 million related to payments estimated under Enerflex’s Restricted Trust Unit, Performance Trust Unit and Phantom Trust Unit Plans on change of control.

d)	An increase of cash and cash equivalents and Enerflex’s share capital to record the exercise of 1,092,447 trust unit options outstanding as at December 17, 2009 and in-the-money at the time of the transaction for cash proceeds of approximately $11.9 million.

e)	Distributions payable to Toromont and receivable from Enerflex have been eliminated.

5.	PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS ASSUMPTIONS AND ADJUSTMENTS

The pro forma consolidated statements of earnings for the year ended December 31, 2008 and the nine-month period ended September 30, 2009 includes the following assumptions and adjustments:

a)	Interest expense has been increased to reflect the additional debt at Toromont, including amortization of the deferred debt financing costs and the repayment of Enerflex’s senior secured notes and credit facility borrowings.

b)	Income earned by Toromont with respect to dividends and capital gains generated from holdings and transactions in trust units of Enerflex during the noted fiscal periods.

c)	This transaction results in additional income tax expense on distributed taxable income which was previously attributed to Enerflex’s Unitholders. Increased income tax expense reflects taxation of Enerflex’s trust distributions at Toromont’s corporate tax rates.

6.	PRO FORMA EARNINGS PER SHARE

The following table sets for the computation of pro forma basic and diluted earnings per share.

	Nine months ended	Year ended
	September 30, 2009	December 31, 2008
	(in thousands, except share and per share amounts)

Pro forma net income	$107,464	$172,487

Basic:
Weighted average common shares outstanding	64,698,354	65,016,778
Issued to acquire Enerflex	11,877,607	11,877,607

Pro forma weighted average common shares of Toromont	76,575,961	76,894,385

Diluted:
Weighted average common shares outstanding	64,698,354	65,016,778
Issued to acquire Enerflex	11,877,607	11,877,607
Dilutive effect of Toromont stock option conversion	145,907	422,268

Pro forma weighted average common shares of Toromont	76,721,868	77,316,653

Pro forma basic earnings per share	$1.40	$2.24
Pro forma dilutive effect of stock option conversion	—	(0.01)

Pro forma diluted earnings per share	$1.40	$2.23

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

By Mail	By Registered Mail, by Hand or by Courier
P.O. Box 1036	199 Bay Street
Adelaide Street Postal Station	Commerce Court West
Toronto, ON M5C 2K4	Securities Level
Attention: Corporate Restructures	Toronto, ON M5L 1G9 Attention: Corporate Restructures

Telephone: (416) 643-5500
Toll Free:1-800-387-0825
E-mail: inquiries@cibcmellon.com

The Information Agent for the Offer is:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, ON M5X 1E2

North American Toll Free Phone:

1-888-518-6832

Email: contactus@kingsdaleshareholder.com
Facsimile: (416) 867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: (416) 867-2272

The Dealer Managers for the Offer are:

CIBC World Markets Inc.	TD Securities Inc.
Brookfield Place, 6(th) Floor	66 Wellington Street
161 Bay Street	TD Bank Tower, 8(th) Floor
Toronto, ON M5J 2S8	Toronto, ON M5K 1A2
Telephone: 1-866-744-2030	Telephone: (416) 308-5605

Any questions or requests for assistance or additional copies of the Offer and Circular and the Notice of Variation and Extension, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Depositary, the Information Agent or the Dealer Managers. Unitholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
The exhibits set forth below are furnished as part of this form:

Exhibit
Number	Description of Document

1.1	Advertisement, dated November 16, 2009.[1]

1.2	Press release, dated December 18, 2009.[2]

1.3	Press release, dated December 23, 2009.[3]

1.4	Press release, dated January 6, 2010.

2.1	Annual information form of Toromont Industries Ltd., dated March 16, 2009, for the year ended December 31, 2008.[1]

2.2	Audited consolidated financial statements of Toromont Industries Ltd. for the years ended December 31, 2008 and 2007, together with the notes thereto and the auditors’ report thereon.[1]

2.3	Management’s discussion and analysis of the consolidated financial condition and results of operations of Toromont Industries Ltd. for the years ended December 31, 2008 and 2007.[1]

2.4	Unaudited interim consolidated financial statements of Toromont Industries Ltd. for the three and nine months ended September 30, 2009 and 2008, together with the notes thereto, and the related management’s discussion and analysis of the consolidated financial condition and results of operations of Toromont Industries Ltd.[1]

2.5	Management information circular of Toromont Industries Ltd., dated February 27, 2009, prepared in connection with Toromont Industries Ltd.’s annual and special meeting of shareholders held on April 23, 2009.[1]
PART III — CONSENT TO SERVICE OF PROCESS
A written irrevocable consent and power of attorney on Form F-X is being filed by Toromont Industries Ltd. concurrently with the furnishing of this Form CB.

1	Previously furnished on the filing person’s Form CB submitted to the SEC on November 17, 2009.

2	Previously furnished on the filing person’s Form CB (Amendment No. 1) submitted to the SEC on December 18, 2009.

3	Previously furnished on the filing person’s Form CB (Amendment No. 2) submitted to the SEC on December 24, 2009.

PART IV — SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOROMONT INDUSTRIES LTD.
By:	/s/ David Wetherald
	Name:	David Wetherald
	Title:	VP Human Resources and Legal
Date: January 7, 2010